March 24, 2010

Dear Shareholder:

We are pleased to invite you to attend the annual and special meeting of shareholders of Canadian Pacific Railway Limited to be held at The Fairmont Palliser in Calgary, Alberta on Friday, May 21, 2010, at 9:00 a.m.

At this meeting, we will be voting on a number of important matters, the details of which are set out in the notice of the meeting and are described more fully in the management proxy circular. Information on each of the director nominees, our corporate governance practices and executive compensation is also included in the management proxy circular.

Whether or not you plan to attend the meeting in person we urge you to exercise your power to vote on the affairs of Canadian Pacific Railway Limited by voting in advance of the meeting by way of proxy. The proxy voting process is described in the management proxy circular.

We look forward to seeing you at this annual and special meeting and to having the opportunity to answer your questions.

For shareholders unable to attend in person, a live audio cast of the proceedings of the meeting will be available on our web site at www.cpr.ca.

Yours truly,

John Cleghorn Chairman of the Board	Fred Green President and Chief Executive Officer

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting of shareholders of Canadian Pacific Railway Limited (“CPRL”, “CP” or the “Corporation”) will be held at The Fairmont Palliser Hotel, 133 – 9th Avenue S.W., Calgary, Alberta at 9:00 a.m. (Mountain Time) on Friday, May 21, 2010, for the following purposes:

1.	to receive the consolidated financial statements for the year ended December 31, 2009, and the auditors’ report thereon;

2.	to appoint auditors;

3.	to elect directors;

4.	to consider and, if deemed advisable, to pass a resolution confirming amendments to General By-Law No. 1; and

5.	to transact such other business as may properly come before the meeting or any adjournment thereof.

Shareholders of record at the close of business on March 24, 2010, will be entitled to vote at the meeting and are encouraged to participate either in person or by proxy.

By order of the Board of Directors,

Karen L. Fleming
Corporate Secretary

Calgary, Alberta
March 24, 2010

YOUR VOTE IS IMPORTANT

Registered shareholders wishing to vote by proxy are requested to complete and return the enclosed form of proxy in the envelope provided to the Corporation’s transfer agent, Computershare Investor Services Inc. (“Computershare”). Registered shareholders may also vote by telephone or internet by following the instructions provided on the enclosed form of proxy.

Non-registered shareholders should refer to page 4 of the management proxy circular for information on how to vote their shares.

Proxies must be received by Computershare or Georgeson Shareholder Communications Canada (“Georgeson”) (see page 3 of the management proxy circular), agents for CPRL, not less than 24 hours prior to the time fixed for holding the meeting (or any adjournment thereof), in order to be used at the meeting.

GENERAL INFORMATION

This Circular is provided in connection with the solicitation of proxies by the management of CPRL to be used at the Meeting to be held on May 21, 2010, at The Fairmont Palliser Hotel, 133 – 9th Avenue S.W., Calgary, Alberta, for the purposes set out in the accompanying Notice.

The cost of soliciting proxies will be borne by CPRL. While proxies will be solicited primarily by mail, certain employees of CPRL may also solicit proxies in person or by telephone. CPRL has retained Georgeson, 100 University Avenue, 11th Floor, South Tower, Toronto, Ontario, M5J 2Y1, at a fee of approximately $30,000.00 plus out-of-pocket expenses, to aid in the solicitation of proxies in Canada and the United States.

If you have any questions about the information contained in this document or require assistance in completing your proxy form, please contact Georgeson, telephone 1-866-676-3007, toll free in North America.

Proxies are counted and tabulated by CPRL’s transfer agent, Computershare, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, telephone 1-877-427-7245, toll free in North America or international at 514-982-7555. Computershare maintains the confidentiality of individual shareholder votes. However, proxies will be submitted to management where they contain comments clearly intended for management or to meet legal requirements.

Unless otherwise noted, the information contained in this Circular is given as of March 24, 2010, and all dollar amounts used in this document are shown in Canadian dollars. Payments made in US dollars were converted using an average rate of exchange of $1.1419 for 2009.

INFORMATION ON VOTING

Voting Shares and Principal Shareholders

At March 24, 2010, there were 168,562,068 Shares outstanding. Each Share carries one vote.

To the knowledge of the directors and officers of CPRL, based on information at March 24, 2010, no person beneficially owned or controlled or directed, directly or indirectly, ten percent or more of the outstanding Shares.

Record Date and Provisions Relating to Voting

The Board of Directors of CPRL has fixed March 24, 2010 as the Record Date for the purpose of determining shareholders entitled to receive the Notice and vote at the Meeting. Each shareholder is entitled to one vote for each Share held, as registered in such shareholder’s name on the list of shareholders prepared as of the close of business on the Record Date.

Appointment of Proxyholders

Shareholders wishing to be represented by proxy (or legal proxy in the case of non-registered shareholders) at the Meeting must deposit a properly executed proxy with Computershare or Georgeson, agents for CPRL, not less than 24 hours prior to the time fixed for holding the Meeting (or any adjournment thereof).

Registered shareholders may also vote by telephone or over the Internet by following the instructions provided on the enclosed form of proxy.

All Shares represented by a properly executed proxy will be voted or withheld from voting on the matters identified in the Notice in accordance with the instructions of the shareholder as specified thereon. A shareholder has the right to appoint a person or Corporation other than the named appointee of management to represent such shareholder at the Meeting. To appoint a person or company other than the named appointee, strike out the name of the named appointee and write the name of the person or company you would like to appoint in the space provided.

Shareholders who have appointed a named appointee of management to act and vote on their behalf, as provided in the enclosed form of proxy, and who do not provide instructions concerning any matter identified in the Notice will have the Shares represented by such proxy voted FOR the appointment of PricewaterhouseCoopers LLP as auditors, FOR the election of the persons nominated for election as directors as set forth in this Circular and FOR the resolution approving the amendments to By-Law No. 1.

The form of proxy to be used in connection with the Meeting confers discretionary authority on the person or persons named to vote on any amendment to matters identified in the Notice and on any other matter properly coming before the Meeting. As of March 24, 2010, management is not aware of any such amendment or other matter. If, however, any such amendment or other matter properly comes before the Meeting, the proxies will be voted at the discretion of the person or persons named on the form of proxy, both of whom are officers of CPRL.

Non-registered shareholders, or shareholders that hold their Shares in the name of an “intermediary”, such as a bank, trust company, securities broker or other financial institution, will have received this Circular and a form of proxy or voting instruction form from their intermediary. Follow the instructions provided in order to vote by mail, telephone or Internet. Non-registered shareholders wishing to vote in person at the Meeting must follow the instructions included with the form of proxy or on the voting instruction form provided by their intermediary.

Employees of CPRL are eligible to participate in an employee share purchase plan (“ESPP”) under which they purchase shares of CPRL (“Employee Shares”). Employee Shares are held in a custodial account until such time as the Shares are withdrawn from the ESPP pursuant to its terms and conditions.

Voting rights attached to Employee Shares may be exercised through the use of a voting instruction form, which provides instructions regarding the voting of Employee Shares by mail, telephone or Internet. Holders of Employee Shares will have received this Circular together with the voting instruction form, or advice as to the availability of these documents electronically, from the Corporation’s agent, Computershare.

Employee Shares will be voted in accordance with the instructions received from the employee. Only those Employee Shares in respect of which a voting instruction form has been signed and returned or in respect of which voting instructions have been conveyed by telephone or Internet will be voted.

Revocability of Proxies

A registered shareholder or holder of Employee Shares may revoke a proxy by depositing an instrument in writing executed by such shareholder or by such shareholder’s attorney authorized in writing (or, in the case of a corporation, by a duly authorized officer or attorney), either at the Office of the Corporate Secretary, Canadian Pacific, Suite 920, Gulf Canada Square, 401 – 9th Avenue S.W., Calgary, Alberta, T2P 4Z4, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting, or an adjournment thereof, or in any other manner permitted by law.

If voting instructions were conveyed by mail, telephone or the Internet, the conveying of new instructions by any of these means will supersede the prior instructions.

Non-registered shareholders who have voted and who wish to change their voting instructions should contact their intermediary to discuss the appropriate procedure to follow in this regard.

BUSINESS TO BE TRANSACTED AT THE MEETING

This Circular contains information relating to the receipt of CPRL’s audited consolidated financial statements, the appointment of auditors, the election of directors and amendments to By-Law No. 1.

1.	FINANCIAL STATEMENTS

The audited consolidated financial statements of the Corporation for the year ended December 31, 2009, and the report of the auditors thereon will be placed before the Meeting. These audited consolidated financial statements form part of the Annual Report of the Corporation, which was mailed to registered shareholders and to all non-registered shareholders who requested it. Additional copies of the Annual Report may be obtained from the Corporate Secretary of CPRL upon request. The Annual Report is also available online at www.cpr.ca.

2.	APPOINTMENT OF AUDITORS

A resolution will be submitted to the Meeting appointing PricewaterhouseCoopers LLP as auditors of CPRL for a term expiring at the close of the 2011 annual meeting of shareholders. To be effective, the resolution must be approved by a majority of the votes cast by the shareholders voting in respect of the resolution. Representatives of PricewaterhouseCoopers LLP will be present at the Meeting with the opportunity to make a statement if they so desire and to respond to appropriate questions.

PricewaterhouseCoopers LLP has been the Corporation’s auditors since October 1, 2001.

Audit and Non-Audit Fees and Services — 2009 & 2008

Fees payable to PricewaterhouseCoopers LLP for the years ended December 31, 2009, and December 31, 2008, totaled $3,396,200 and $3,195,200, respectively, as detailed in the following table:

	Year Ended	Year Ended
	December 31, 2009	December 31, 2008
	($)	($)

Audit Fees	2,176,800	2,044,700
Audit-Related Fees	794,800	808,600
Tax Fees	424,600	341,900
All Other Fees	0	0

	3,396,200	3,195,200

The nature of the services provided by PricewaterhouseCoopers LLP under each of the categories indicated in the table is described below.

Audit Fees

Audit fees were for professional services rendered for the audit of CP’s annual financial statements and services provided in connection with statutory and regulatory filings or engagements, including the attestation engagement for the independent auditor’s report on the effectiveness of internal controls over financial reporting.

Audit-Related Fees

Audit-related fees were for attestation and related services reasonably related to the performance of the audit or review of the annual financial statements, but which are not reported under “Audit Fees” above. These services consisted of: the audit or review of financial statements of certain subsidiaries and of various pension and benefits plans of CP; special attestation services as may be required by various government entities; access fees for technical accounting database resources; and general advice and assistance related to accounting and/or disclosure matters with respect to new and proposed Canadian, US and International accounting standards, securities regulations, and/or laws.

Tax Fees

Tax fees were for professional services related to tax compliance, tax planning and tax advice. These services consisted of: tax compliance including the review of tax returns; assistance with questions regarding corporate tax audits; tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax, and valued added tax); and access fees for taxation database resources.

All Other Fees

Fees disclosed under this category would be for products and services other than those described under “Audit Fees”, “Audit-Related Fees” and “Tax Fees”, above. In both 2009 and 2008, there were no services in the category.

3.  ELECTION OF DIRECTORS

CPRL’s governing documents provide for the Board of Directors to consist of a minimum of five and a maximum of 20 directors.

The role of CPRL’s Governance Committee in identifying and recommending qualified director nominees is described under “Nomination of Directors” on page 49 and a description of CPRL’s directors’ education program is outlined under “Director Orientation and Continuing Education of Directors” on page 50.

CPRL has a majority voting policy. CPRL’s Corporate Governance Principles and Guidelines provide that if, in an uncontested election of directors, a nominee for director receives a greater number of votes “withheld” from his or her election than votes “for” his or her election, he or she shall promptly, following the certification of the shareholder vote, submit his or her resignation to the Board of Directors. The Governance Committee shall consider the offer of resignation and recommend to the Board of Directors whether it should accept such a resignation. The Board of Directors is required to act on the recommendation within 90 days of the certification of the shareholder vote and will publicly disclose its decision.

Each nominee has established his or her eligibility and willingness to serve as a director if elected. The persons named in the proxy are officers of CP who intend to vote at the Meeting FOR the election of the nominees whose names are set out below, unless specifically instructed on the proxy to withhold such vote. If, prior to the Meeting, any of the listed nominees becomes unable or unwilling to serve, the persons named in the proxy will have the right to use their discretion in voting for such other properly qualified nominees.

Shareholders will be asked to elect all the current directors to hold office until the close of the next annual meeting of shareholders or until their successors are otherwise duly elected or appointed.

Nominees for Election to the Board of Directors

The Board has established the following committees: Audit, Finance and Risk Management Committee (“Audit”), Corporate Governance and Nominating Committee (“Governance”), Health, Safety, Security and Environment Committee (“HSS&E”), Management Resources and Compensation Committee (“Compensation”), and Pension Committee (“Pension”).

The table below provides the nominees’ names, ages, business experience, qualifications, committee memberships and other information relevant to their CPRL directorship.

John E. Cleghorn, O.C., F.C.A.(a) Age: 68 Toronto, Ontario, Canada Director since: October 2001 Latest date for retirement: May 2014 Independent	Mr. Cleghorn is the Chairman of the Board of Directors of the Corporation. He is the retired Chief Executive Officer of the Royal Bank of Canada. He held that position from November 1, 1994 until his retirement in July 2001. He is a director of Molson Coors Brewing Company. He was Chairman of the Board of SNC-Lavalin Group Inc. from May 2002 until May 2007. He is Governor Emeritus of McGill University, Chancellor Emeritus of Wilfrid Laurier University and a director of the Atlantic Salmon Federation. He was appointed an Officer of the Order of Canada in 2001. He graduated from McGill University in Montreal with a B.Com. and is a chartered accountant.

	Attendance	Attendance	Public Company Directorships
Member of:	(d)	(Total)	in the Past Five Years(e)
Board (Chairman of the Board) Governance	8 of 8 5 of 5	100%	CPRC Molson Coors Brewing Company	2001 – present 2005 – present

			SNC-Lavalin Group Inc. Nortel Networks Corporation Nortel Networks Limited Finning International Inc. Molson Inc.	2001 – 2007 2001 – 2006 2001 – 2006 2000 – 2005 2003 – 2005

Securities Held at the date hereof:
			Meets or Exceeds Minimum Shareholding
			Requirements(f)
Shares(f)	DSUs(f)	Options(g)	(Yes/No)
12,000	25,111	16,000	Yes

Tim W. Faithfull Age: 65 Oxford, Oxfordshire, England Director since: December 2003 Latest date for retirement: May 2017 Independent	Mr. Faithfull is the Retired President and Chief Executive Officer of Shell Canada Limited, an oil and gas company. He held that position from April 1999 to July 2003. He is a director of TransAlta Corporation, AMEC plc and Shell Pensions Trust Limited. From 1996 to 1999 he was Chairman and Chief Executive Officer of Shell Companies in Singapore. During this period he was also a director of DBS Bank and PSA Corporation. Between 1999 and July 2003 he was a member of the Boards of Calgary Health Trust and The EPCOR Centre for the Performing Arts. He is also a Trustee of the Starehe Endowment Fund (UK), and a council member of the UK-Canada Colloquia. He graduated from the University of Oxford (Keble College), with an M.A. (Philosophy, Politics and Economics) and is an alumnus of the London Business School (Senior Executive Program).

	Attendance	Attendance	Public Company Directorships
Member of:	(d)	(Total)	in the Past Five Years(e)
Board	8 of 8	100%	CPRC	2003 – present
Compensation	5 of 5		AMEC plc	2005 – present
Governance	3 of 3		TransAlta Corp.	2003 – present
HSS&E (Chair)	2 of 2
			Enerflex Systems Income Fund	2009 – 2010

Securities Held at the date hereof:
			Meets or Exceeds Minimum Shareholding
			Requirements(f)
Shares(f)	DSUs(f)	Options(g)	(Yes/No)
1,460	22,590	0	Yes

Frederic J. Green Age: 53 Calgary, Alberta, Canada Director since: May 2006 Latest date for retirement: May 2021 Not-Independent	Mr. Green is the President and Chief Executive Officer of the Corporation and CPRC, a position that he has held since May 2006. Since 1996, he has held several senior positions at CP including: President and Chief Operating Officer of the Corporation and CPRC; Executive Vice-President and Chief Operating Officer of the Corporation and CPRC; Executive Vice-President, Marketing and Operations, CPRC; Senior Vice-President, Marketing and Sales, CPRC and Vice-President, Marketing, CPRC. He is a director and officer of a number of CP companies including Soo Line Railroad Company where he is Chair, President and Chief Executive Officer and the Delaware and Hudson Railway Company, Inc., where he is Chair and Chief Executive Officer. Mr. Green is a director and Vice-Chair of The Conference Board of Canada, Chair of the Railway Association of Canada and on the Board of Governors of the Calgary Petroleum Club. He graduated from Concordia University in Montreal with a B.Com.

	Attendance	Attendance	Public Company Directorships
Member of:	(d)	(Total)	in the Past Five Years
Board HSS&E	8 of 8 2 of 2	100%	CPRC	2006 – present

Securities Held at the date hereof:
			Meets or Exceeds Minimum Shareholding
			Requirements(f)
Shares(f)	DSUs(f)	Options(g)	(Yes/No)
31,837	49,264	867,000	Yes

Krystyna T. Hoeg, C.A. Age: 60 Toronto, Ontario, Canada Director since: May 2007 Latest date for retirement: May 2022 Independent	Ms. Hoeg is the former President and Chief Executive Officer of Corby Distilleries Limited, a marketer and seller of spirits and wine, a position that she held from October 1996 to February 2007. She is currently a director of Imperial Oil Limited, Sun Life Financial Inc., Shoppers Drug Mart Corporation, Cineplex Galaxy Income Fund, Ganong Bros. Limited and Samuel, Son & Co., Limited. She is also on the Board of the Toronto East General Hospital. Ms. Hoeg is a Chartered Accountant (1982) and holds a B.Sc. from McMaster University, and a B.Com. and an M.Sc. from the University of Windsor.

	Attendance	Attendance	Public Company Directorships
Member of:	(d)	(Total)	in the Past Five Years(e)
Board Audit Pension	8 of 8 11 of 11 4 of 4	100%	CPRC Imperial Oil Limited Shoppers Drug Mart Corporation Sun Life Financial Inc.	2007 – present 2008 – present 2006 – present 2002 – present

			Cineplex Galaxy Income Fund Corby Distilleries Limited	2006 – 2010 1996 – 2007

Securities Held at the date hereof:
			Meets or Exceeds Minimum Shareholding
			Requirements(f)
Shares(f)	DSUs(f)	Options(g)	(Yes/No)
0	9,808	0	No

Richard C. Kelly(c) Age: 63 Minneapolis, Minnesota, USA Director since: August 2008 Latest date for retirement: May 2019 Independent	Mr. Kelly is Chairman and Chief Executive Officer of Xcel Energy Inc., a utility supplier of electric power and natural gas service in eight Western and Midwestern States. He has held that position since September 2009. From December 2005 to September 2009 he was Chairman of the Board, President and Chief Executive Officer, from June to mid-December 2005 he served as President and Chief Executive Officer, and previous to that he served as Chief Financial Officer. Mr. Kelly is Vice-Chairman of Edison Electric Institute, Chairman of the Board of Trustees of the Science Museum of Minnesota and a Board member of the Capital City Partnership, the Electric Power Research Institute, the Nuclear Energy Institute, Regis University and director on the Denver Metro Chamber of Commerce. Mr. Kelly earned both an M.B.A. and a bachelor’s degree in accounting from Regis University.

	Attendance	Attendance	Public Company Directorships
Member of:	(d)	(Total)	in the Past Five Years(e)
Board	6 of 8		CPRC	2008 – present
Audit	10 of 11	86%	Xcel Energy Inc.	2004 – present
HSS&E	2 of 2

Securities Held at the date hereof:
			Meets or Exceeds Minimum Shareholding
			Requirements(f)
Shares(f)	DSUs(f)	Options(g)	(Yes/No)
0	6,126	0	No

The Honourable John P. Manley (a)(b) Age: 60 Ottawa, Ontario, Canada Director since: May 2006 Latest date for retirement: May 2022 Independent	Mr. Manley is President and Chief Executive Officer of the Canadian Council of Chief Executives. He has held that position since January 2010. From May 2004 to December 2009 he was counsel at the law firm of McCarthy Tétrault LLP. He is a director of Canadian Imperial Bank of Commerce, CAE Inc. and a director and Board Chair of Optosecurity Inc. (a private company). In addition, Mr. Manley serves on the Boards of the University of Waterloo, MaRS Discovery District, National Arts Center Foundation, CARE Canada, The Conference Board of Canada and the Institute for Research on Public Policy. In October 2007 he was appointed by the Prime Minister to Chair the Independent Panel on Canada’s role in Afghanistan. Mr. Manley was previously the Member of Parliament for Ottawa South from November 1988 to June 2004. As a Member of Parliament, Mr. Manley also held various positions in the Canadian Federal Government, including Deputy Prime Minister of Canada from January 2002 to December 2003, Minister of Finance from June 2002 to December 2003, Minister of Foreign Affairs from October 2000 to January 2002 and Minister of Industry prior thereto. He graduated from Carleton University with a B.A. and from the University of Ottawa with an LL.B. He was granted the designation C.Dir (Chartered Director) by McMaster University in 2006.

	Attendance	Attendance	Public Company Directorships
Member of:	(d)	(Total)	in the Past Five Years(e)
Board	7 of 8	96%	CPRC	2006 – present
Audit	11 of 11		CAE Inc.	2008 – present
Governance	5 of 5		Canadian Imperial Bank of Commerce	2005 – present
Pension (Chair)	4 of 4
			Nortel Networks Corporation Nortel Networks Limited	2004 – 2009 2004 – 2009

Securities Held at the date hereof:
			Meets or Exceeds Minimum Shareholding
			Requirements (f)
Shares(f)	DSUs(f)	Options(g)	(Yes/No)
0	10,176	0	Yes

Linda J. Morgan Age: 57 Bethesda, Maryland, USA Director since: May 2006 Latest date for retirement: May 2024 Independent	Ms. Morgan is Of Counsel at Covington & Burling LLP, a United States based international law firm. She joined the firm as a partner in September 2003 and retired from the partnership in February 2010. During her tenure with the firm, she has chaired its transportation and government affairs practices. She also serves on the Board of Visitors for the Georgetown University Law Centre and the Business Advisory Committee for Northwestern University’s Transportation Centre. Ms. Morgan was previously Chairman of the United States Surface Transportation Board, and its predecessor the Interstate Commerce Commission, from March 1995 to December 2002. Prior to joining the Interstate Commerce Commission, Ms. Morgan served as General Counsel to the Senate Committee on Commerce, Science and Transportation. She graduated from Vassar College with an A.B. and the Georgetown University Law Centre with a J.D., and is an alumna of the Program for Senior Managers in Government at Harvard University’s John F. Kennedy School of Government.

	Attendance	Attendance	Public Company Directorships
Member of:	(d)	(Total)	in the Past Five Years
Board	8 of 8		CPRC	2006 – present
Compensation	5 of 5	100%
HSS&E	2 of 2

Securities Held at the date hereof:
			Meets or Exceeds Minimum Shareholding
			Requirements(f)
Shares(f)	DSUs(f)	Options(g)	(Yes/No)
0	13,659	0	Yes

Madeleine Paquin Age: 47 Montreal, Quebec, Canada Director since: October 2001 Latest date for retirement: May 2035 Independent	Ms. Paquin is the President and Chief Executive Officer and a director of Logistec Corporation, an international cargo-handling company. She has held that position since January 1996. She is also a director of Aéroports de Montréal. She graduated from École des Hautes Études Commerciales, Université de Montréal with a G.D.A.S. and from the Richard Ivey School of Business, University of Western Ontario with an H.B.A.

	Attendance	Attendance	Public Company Directorships
Member of:	(d)	(Total)	in the Past Five Years(e)
Board	8 of 8		CPRC	2001 – present
Compensation	5 of 5	100%	Logistec Corporation	1987 – present
HSS&E	2 of 2
			Sun Life Financial	2001 – 2005

Securities Held at the date hereof:
			Meets or Exceeds Minimum Shareholding
			Requirements(f)
Shares(f)	DSUs(f)	Options(g)	(Yes/No)
100	18,015	16,000	Yes

Michael E.J. Phelps, O.C. Age: 62 West Vancouver, British Columbia, Canada Director since: October 2001 Latest date for retirement: May 2020 Independent	Mr. Phelps is the Chairman of Dornoch Capital Inc., a private investment company. From January 1988 to March 2002 he served as President and Chief Executive Officer and subsequently Chairman and Chief Executive Officer of Westcoast Energy Inc. He is a Senior Advisor to Deutsche Bank AG, Canada. He is a director of Spectra Energy Corporation, Marathon Oil Corporation and Chairman and a director of Kodiak Exploration Limited. He serves on the Board of the Vancouver Organizing Committee for the 2010 Olympic and Paralympic Games. Mr. Phelps is also Chairman of the GLOBE Foundation of Canada and a director of the Vancouver General Hospital & University of British Columbia Hospital Foundation. In 2003, Mr. Phelps was appointed by the Canadian government as Chairman of the “Wise Persons’ Committee”, a panel developed to review Canada’s system of securities regulation. He was appointed an Officer of the Order of Canada in 2001. He graduated from the University of Manitoba with a B.A. and an LL.B. and from the London School of Economics with an LL.M.

	Attendance	Attendance	Public Company Directorships
Member of:	(d)	(Total)	in the Past Five Years(e)
Board	8 of 8		CPRC	2001 – present
Compensation (Chair)	5 of 5	100%	Duke Energy/spun off to Spectra Energy Corp.	2002 – present
Governance	5 of 5		Kodiak Exploration Limited	2005 – present
Pension	4 of 4		Marathon Oil Corporation	2008 – present

			Fairborne Energy Ltd.	2003 – 2008

Securities Held at the date hereof:
			Meets or Exceeds Minimum Shareholding
			Requirements(f)
Shares(f)	DSUs(f)	Options(g)	(Yes/No)
16,479	13,699	16,000	Yes

Roger Phillips, O.C., S.O.M., F.Inst.P. Age: 70 Regina, Saskatchewan, Canada Director since: October 2001 Latest date for retirement: May 2012 Independent	Mr. Phillips is the Retired President and Chief Executive Officer of IPSCO Inc., a steel manufacturing company. He held that position from February 1982 until his retirement in December 2001. He is currently a director of Toronto Dominion Bank, Imperial Oil Limited and Cliffs Natural Resources. Mr. Phillips is a Fellow of the Institute of Physics and a Member of the Canadian Association of Physicists. He is also President of La Sauciere Investments Inc., a private company. He was appointed an Officer of the Order of Canada in 1999 and was presented with the Saskatchewan Order of Merit in 2002. He graduated from McGill University in Montreal with a B.Sc. in Physics and Mathematics.

	Attendance	Attendance	Public Company Directorships
Member of:	(d)	(Total)	in the Past Five Years(e)
Board	8 of 8		CPRC	2001 – present
Audit	11 of 11	100%	Cliffs Natural Resources	2002 – present

Governance (Chair)	5 of 5		Imperial Oil Limited	2002 – 2010
Pension	4 of 4		Toronto Dominion Bank Inco Limited	1994 – 2010 2003 – 2006

Securities Held at the date hereof:
			Meets or Exceeds Minimum Shareholding
			Requirements(f)
Shares(f)	DSUs(f)	Options(g)	(Yes/No)
3,088	29,368	16,000	Yes

David W. Raisbeck Age: 60 Sanibel, Florida, USA Director since: October 2009 Latest date for retirement: May 2022 Independent	Mr. Raisbeck is the Retired Vice-Chairman of Cargill Inc., a position he held from 1999 to 2009. Mr. Raisbeck joined Cargill in 1971 and held various positions in the Company including President of Cargill’s Trading Sector, 1993 to 1995; Executive Vice-President, 1995 to 1999 and Executive Supervisor of Human Resources, 1996 to 1999. He retired from Cargill management in 2008 and from Cargill’s board of directors in 2009. Mr. Raisbeck is Chairman of the Board of CarVal Asset Management and sits on the board of directors of Cardinal Health, Eastman Chemical, and the Greater Minneapolis YMCA (Honorary). He is a governor of the Iowa State University Foundation and is a member of the Dean’s Advisory Council for the school of business at Iowa State University. He received a bachelor’s degree in industrial administration from Iowa State University and completed the executive MBA program at the University of Southern California.

	Attendance	Attendance	Public Company Directorships
Member of:	(d)	(Total)	in the Past Five Years(e)
Board	2 of 2		CPRC	2009 – present
Audit	2 of 2	100%	Cardinal Health	2002 – present
Pension	1 of 1		Eastman Chemicals	2000 – present

			Cargill, Inc.	1994 – 2009

Securities Held at the date hereof:
			Meets or Exceeds Minimum Shareholding
			Requirements(f)
Shares(f)	DSUs(f)	Options(g)	(Yes/No)
0	2,623	0	No

Hartley T. Richardson, C.M., O.M. Age: 55 Winnipeg, Manitoba, Canada Director since: May 2006 Latest date for retirement: May 2027 Independent	Mr. Richardson is President and Chief Executive Officer of James Richardson & Sons, Limited, a privately owned corporation involved in the international grain trade, real estate, oil and gas development, financial services, and private equity investments. He has held that position since April 1993. Mr. Richardson is a director of GMP Capital Inc. and CombinatoRx Inc He is a Past-Chairman of the Business Council of Manitoba, Chairman of the Canadian Council of Chief Executives and a director of TransCanada Trail. Mr. Richardson’s other affiliations include: The Trilateral Commission, the World Economic Forum, Global Leaders of Tomorrow, and the Young President’s Organization. He is involved in a number of charitable endeavours and community organizations. He graduated from the University of Manitoba in Winnipeg with a B.Com. (Hons.). The University of Manitoba conferred upon Mr. Richardson the honorary degree of Doctor of Laws in 2004. He was appointed to the Order of Canada in 2007 and to the Order of Manitoba in 2008.

	Attendance	Attendance	Public Company Directorships
Member of:	(d)	(Total)	in the Past Five Years(e)
Board	7 of 8		CPRC	2006 – present
Compensation	3 of 5	76%	CombinatoRx Inc.	2009 – present
Pension	3 of 4		GMP Capital Inc.	2009 – present

			Angiotech Pharmaceuticals Inc. Railpower Technologies Corp. SemBioSys Genetics Inc. Macdonald, Dettwiler and Associates Ltd.	2002 – 2009 2002 – 2007 2005 – 2007 2001 – 2006

Securities Held at the date hereof:
			Meets or Exceeds Minimum Shareholding
			Requirements(f)
Shares(f)	DSUs(f)	Options(g)	(Yes/No)
10,000	12,737	0	Yes

Michael W. Wright Age: 71 Longboat Key, Florida, USA Director since: October 2001 Latest date for retirement: May 2011 Independent	Mr. Wright is the Retired Chairman of the Board and Chief Executive Officer of SUPERVALU INC., a food distributor and grocery retailer. He was Chairman and Chief Executive Officer from June 1981 to June 2001 and Chairman until June 2002. He is a Past Chairman of Food Distributors International and the Food Marketing Institute, and is a director of Honeywell International, Inc., S.C. Johnson & Son, Inc., and Cargill Inc. He is a Trustee Emeritus of the University of Minnesota Foundation and the Board of Trustees of St. Thomas Academy. He graduated from the University of Minnesota with a B.A. and from the University of Minnesota Law School with a J.D. (Honours).

	Attendance	Attendance	Public Company Directorships
Member of:	(d)	(Total)	in the Past Five Years(e)
Board	8 of 8		CPRC	2001 – present
Audit (Chair)	11 of 11	100%	Honeywell International, Inc.	1987 – present

Governance	5 of 5		Wells Fargo	1991 – 2009
HSS&E	2 of 2

Securities Held at the date hereof:
			Meets or Exceeds Minimum Shareholding
			Requirements(f)
Shares(f)	DSUs(f)	Options(g)	(Yes/No)
1,000	34,294	16,000	Yes

Notes:

(a)	As a result of the announcement by Nortel Networks Corporation and Nortel Networks Limited (collectively, the “Nortel Companies”) in May 2004 of the need to restate certain of their previously reported financial results and the resulting delays in filing interim and annual financial statements for certain periods by the required filing dates under Ontario securities laws, the Ontario Securities Commission made a final order on May 31, 2004 prohibiting all trading by directors, officers and certain current and former employees including J.E. Cleghorn and J.P. Manley, both former directors. The Quebec and Alberta Securities Commissions issued similar orders. The cease trade order issued by the Ontario Securities Commission was revoked on June 21, 2005. The Quebec and Alberta orders were revoked shortly thereafter. Messrs. Cleghorn and Manley were not subject to the Quebec and Alberta orders. Following the March 10, 2006 announcement by the Nortel Companies of the need to restate certain of their previously reported financial results and the resulting delay in the filing of certain 2005 financial statements by the required filing dates, the Ontario Securities Commission issued a final management cease trade order on April 10, 2006 prohibiting all of the directors, officers and certain current and former employees including Messrs. Cleghorn and Manley from trading in the securities of the Nortel Companies. The British Columbia and Quebec Securities Commissions issued similar orders. The Ontario Securities Commission lifted the cease trade order effective June 8, 2006 and the British Columbia and the Quebec Securities Commissions orders were revoked shortly thereafter. Messrs. Cleghorn and Manley were not subject to the British Columbia and Quebec orders.

(b)	Mr. Manley was a director of the Nortel Companies when the Nortel Companies applied for and was granted creditor protection under the Companies’ Creditors Arrangement Act on January 14, 2009.

(c)	Mr. Kelly was President and Chief Operating Officer of NRG Energy, Inc. (“NRG”), a former subsidiary of Xcel Energy Inc. from June 6, 2002 to May 14, 2003, and a director of NRG from June 2000 to May 14, 2003. In May 2003, NRG and certain of NRG’s affiliates filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy code to restructure their debt. NRG emerged from bankruptcy on December 5, 2003.

(d)	For full disclosure with respect to Board and committee attendance, see “Directors Meeting Attendance” on page 14.

(e)	See table on page 13 for full details of current directorships including committee memberships.

(f)	See table on page 17 for each director’s equity ownership in the Corporation as at December 31, 2009, the total value of Shares and DSUs held and the amounts required to meet the minimum shareholding requirement.

(g)	All further grants of Options under the DSOP were suspended on July 21, 2003. For further information on the DSOP and on the Options granted to each eligible non-employee director, see “Directors’ Stock Option Plan” on page 18.

Director Independence

The Board has conducted, through a combination of questionnaires, biographical reviews and discussion, a comprehensive assessment of all business and other relationships and interests of each current director vis-à-vis the Corporation and its subsidiaries and has determined that each director, except F.J. Green (who is CEO of the Corporation), is independent of the Corporation in accordance with the criteria for independence established for all directors by the New York Stock Exchange Standards (“NYSE Standards”), and that each member of the Audit Committee, in addition, meets the additional independence criteria established for audit committee members under Section 10A(m)(3) of the Exchange Act and Rule 10A-3(b)(1) promulgated thereunder and National Instrument 52-110.

Interlocking Directorships

As of the date of this Circular, two of CPRL’s directors (Roger Phillips and Krystyna Hoeg) serve on the board of Imperial Oil Limited. However, Mr. Phillips will be retiring as a director of Imperial Oil Limited effective April 29, 2010. Accordingly, after that time there will be no interlocking directorships among the directors of CPRL.

Directors of Other Reporting Issuers

All of the current directors of CPRL are also directors of CPRC which is a reporting issuer and an SEC Registrant.

The following table sets out the current directors of the Corporation who are also directors of other reporting issuers, or equivalent, the name of such issuers and committee memberships with those issuers:

	Other reporting issuers of which	Committee
Director	the director is a director	Memberships
J.E. Cleghorn (Chairman of the Board)	• Molson Coors Brewing Company	• Audit Committee (Chair) • Nominating Committee
T.W. Faithfull	• AMEC plc	• Senior Independent Director • Remuneration Committee (Chair) • Nominations Committee • Compliance & Ethics Committee
	➢ TransAlta Corporation	➢ Human Resources Committee (Chair)
K.T. Hoeg	• Cineplex Galaxy Income Fund (until May 2010) ➢ Imperial Oil Limited	• Compensation Committee
➢ Audit Committee
➢ Nominations & Corporate Governance Committee
➢ Executive Resources Committee
➢ Environment, Health & Safety Committee
➢ Imperial Oil Foundation Board (Chair)
	o Shoppers Drug Mart Corporation	o Nominating & Governance Committee
	❖ Sun Life Financial Inc.	❖ Audit Committee (Chair) until May 2010 ❖ Risk Review Committee
R.C. Kelly	• Xcel Energy Inc.	• Chairman of the Board
J. P. Manley	• CAE Inc. ➢ Canadian Imperial Bank of Commerce	• Human Resources Committee ➢ Audit Committee ➢ Corporate Governance Committee
M. Paquin	• Logistec Corporation
M.E.J. Phelps	• Kodiak Exploration Limited ➢ Marathon Oil Corporation	• Chairman of the Board ➢ Audit and Finance Committee ➢ Public Policy Committee
	o Spectra Energy Corporation	o Finance & Risk Committee
o Compensation Committee (Chair)
R. Phillips	• Cliffs Natural Resources	• Board Affairs Committee (Chair) • Compensation & Organization Committee
	➢ Imperial Oil Limited (retiring effective April 29, 2010)	➢ Audit Committee ➢ Nominations & Corporate Governance Committee ➢ Executive Resources Committee (Chair) ➢ Environment, Health & Safety Committee
	o Toronto Dominion Bank (retiring effective March 25, 2010)	o Corporate Governance Committee
D.W. Raisbeck	• Cardinal Health	• Human Resources & Compensation Committee • Nominating & Governance Committee (Chair)
	➢ Eastman Chemical	➢ Compensation & Management Development Committee ➢ Finance Committee ➢ Health, Safety, Environmental & Security Committee ➢ Nominating & Corporate Governance Committee
H.T. Richardson	• CombinatoRx Inc.	• Corporate Governance and Nominating Committee
➢ GMP Capital Inc.
M.W. Wright	• Honeywell International, Inc.	• Audit Committee • Corporate Governance & Responsibility Committee (Chair)

Directors’ Meeting Attendance

Directors are expected to attend all Board meetings and meetings of committees on which they serve. The following table is a summary of each director’s attendance at Board and committee meetings in 2009:

					Combined
					Board and
	Board	Board		Committee	Committee
	Meetings	Meetings		Meetings	Meetings
	Attended	Attended		Attended	Attended
Director	(#)	(%)	Committee Meetings Attended (#)	(%)	(%)
J.E. Cleghorn (Chairman of the Board)(a)	8 of 8	100	5 of 5 Governance	100	100

T.W. Faithfull	8 of 8	100	5 of 5 Compensation	100
			3 of 3 Governance(d)	100	100
			2 of 2 HSS&E (Chair)	100

F.J. Green(b)	8 of 8	100	2 of 2 HSS&E	100	100

K.T. Hoeg	8 of 8	100	11 of 11 Audit	100	100
			4 of 4 Pension	100

R.C. Kelly	6 of 8	75	10 of 11 Audit	91	86
			2 of 2 HSS&E	100

J.P. Manley	7 of 8	88	11 of 11 Audit	100
			5 of 5 Governance	100	96
			4 of 4 Pension (Chair)	100

L.J. Morgan	8 of 8	100	5 of 5 Compensation	100	100
			2 of 2 HSS&E	100

M. Paquin	8 of 8	100	5 of 5 Compensation	100	100
			2 of 2 HSS&E	100

M.E.J. Phelps	8 of 8	100	5 of 5 Compensation (Chair)	100
			5 of 5 Governance	100	100
			4 of 4 Pension	100

R. Phillips	8 of 8	100	11 of 11 Audit	100
			5 of 5 Governance (Chair)	100	100
			4 of 4 Pension	100

D.W. Raisbeck(c)	2 of 2	100	2 of 2 Audit(e)	100	100
			1 of 1 Pension(e)	100

H.T. Richardson	7 of 8	88	3 of 5 Compensation	60	76
			3 of 4 Pension	75

M.W. Wright	8 of 8	100	11 of 11 Audit (Chair)	100
			5 of 5 Governance	100	100
			2 of 2 HSS&E	100

Totals	94 of 98	96	56 of 57 Audit	98
			28 of 28 Governance	100
			12 of 12 HSS&E	100	97
			23 of 25 Compensation	92
			20 of 21 Pension	95

Total number of meetings attended:		233 of 241
Total percentage of meetings attended:		97%

Notes:

(a)	In addition to the committees of which he is a member, Mr. Cleghorn, as Chairman of the Board regularly attends other committee meetings as well. Mr. Cleghorn attended 20 of these 22 committee meetings (91%) held in 2009.
(b)	As CEO, Mr. Green attended committee meetings, in full or in part, as appropriate, as a non-voting director at the request of the committees.
(c)	Appointed to the Board on October 29, 2009.
(d)	Appointed to the committee on May 22, 2009.
(e)	Appointed to committee on October 29, 2009.

4.	AMENDMENTS TO GENERAL BY-LAW NO. 1

The Board of Directors of CPRL has determined that it is desirable that By-Law No. 1, originally adopted on July 30, 2001, be updated as follows:

(1)	The section concerning a quorum at any meeting of shareholders is revised to state that a quorum shall be at least two persons present holding not less than 25% of the outstanding shares of the Corporation entitled to be voted at the Meeting. The quorum was previously two persons holding not less than 10%.

(2)	The Votes to Govern Section is amended to preclude the Chairman of the Board from casting a second vote in the event of a tie at meetings of the Board of Directors.

By-Law No. 1 sets forth the general rules associated with the affairs of the Corporation including the formalities for meetings of the shareholders of the Corporation and of the Board of Directors. The housekeeping amendments are recommended to update By-Law No. 1 in accordance with best governance practices and were approved by the Board of Directors on May 22, 2009. Pursuant to the Canada Business Corporations Act, the Corporation is required to submit these amendments to the shareholders for confirmation.

A shareholder or any other interested party may obtain a copy of By-Law No. 1 and the Corporate Governance Guidelines by contacting the Corporate Secretary, Canadian Pacific, Suite 920, Gulf Canada Square, 401 — 9th Avenue S.W., Calgary, AB T2P 4Z4; telephone 403-319-7538, fax 403-319-6770 or by accessing the Corporation’s publicly filed documents, including By-Law No. 1, on SEDAR at www.sedar.com.

The Board of Directors recommends a vote FOR the confirmation of the amendments to By-Law No. 1 as described above. To be effective, the resolution must be approved by a majority of the votes cast by shareholders voting in respect of the resolution.

BE IT RESOLVED AS A RESOLUTION OF THE SHAREHOLDERS THAT:

1.	The amendments to By-Law No. 1 described in the Management Proxy Circular of the Corporation dated May 21, 2010 are hereby confirmed; and

2.	Any director or officer of the Corporation is hereby authorized for and on behalf of the Corporation, to execute and deliver such other documents and instruments and take such other actions as such director or officer may determine to be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents or instruments and taking of such action.

SHAREHOLDER PROPOSALS

After reviewing the Corporation’s commitment to include a non-binding advisory vote by shareholders on executive compensation (say on pay) at its annual meeting of shareholders in 2011, Meritas Mutual Funds withdrew its shareholder proposal requesting that CP adopt a policy to that effect.

DIRECTORS’ COMPENSATION

Philosophy

The Board of Directors established the following compensation policy for directors in 2003. Cash compensation is targeted at the 50th percentile and long-term incentive (stock-based) compensation at the 75th percentile, resulting in total direct compensation targeted between the 50th and 75th percentiles of the comparator group. This is the same compensation philosophy that applies to CP’s executive compensation; however, the comparator group used to establish competitive pay practices for directors’ compensation is composed of large autonomous Canadian companies with annual revenues between $2 billion and $10 billion. This differs from the Comparator Group used to establish competitive pay practices for executives which is a criteria-based sample of all large autonomous Canadian companies with annual revenues exceeding $1 billion as contained in our consultant’s compensation data bank. We use a different comparator group for benchmarking directors’ compensation versus executive compensation because the target population for skilled corporate directors is derived from a different subset of organizations.

CP’s directors’ compensation program shares the same objectives as the Corporation’s executive compensation program: namely, to attract and retain skilled director talent, to pay for performance, and to align with shareholder interests. The compensation elements used to deliver to these objectives include: director annual cash retainers and fees, share ownership requirements and a directors’ Deferred Share Unit (DSU) Plan. These elements are described in further detail below.

Directors who are also employees of CP do not receive any compensation for Board or committee service.

2009 Directors’ Compensation

Fees

Directors receive an annual retainer for participating on the Board and its committees. They also receive a fee for every meeting attended whether by telephone or in person. At times, meetings are scheduled over a two-day period. In these instances, directors receive a fee for each day.

Non-employee directors not resident in Canada are paid the same face amount of annual retainers and meeting fees in U.S. dollars. Directors are reimbursed for travel and out-of-pocket expenses related to the Board and committee meetings.

The Board of Directors made a decision not to increase Directors’ Compensation in 2009 and the table below sets out the fee schedule for non-employee directors which remains the same as the fee schedule in 2008 and 2007.

					Audit	Audit
	Board	Board	Committee	Committee	Committee	Committee
	Chair	Member	Chair(a)	Member	Chair(a)	Member
	($)	($)	($)	($)	($)	($)
Cash retainer(b)	175,000	30,000	5,000	3,500	10,000	7,000

DSUs	155,000	100,000	—	—	—	—

Meeting attendance fee(b)	(c )	1,500	1,500	1,500	1,500	1,500

Notes:

(a)	Retainers are paid to Committee Chairs in addition to the Committee Member retainer.

(b)	Board and Committee members may elect to receive all or a portion of their cash compensation in DSUs.

(c)	The fees paid to the Chairman of the Board are all inclusive. He does not receive a per meeting fee.

Directors’ Share Ownership Requirements

To ensure that directors’ interests are aligned with those of shareholders, non-employee directors are required to hold $390,000 in Shares/DSUs within five years of their initial election or appointment to the Board. The Chairman of the Board is required to hold $990,000 in Shares/DSUs within five years of the Chair’s initial appointment. These amounts represent three times their respective annual cash and DSU retainers and were increased in 2007 to be consistent with market median. The CEO is required to hold four times his base salary in Shares/DSUs pursuant to the ownership guidelines for Executive Officers.

The following table sets out each director’s equity ownership interest in the Corporation as at December 31, 2008 and 2009, the total value of Shares and DSUs held, and the amount needed to meet the minimum share ownership requirement.

					Total At-	Multiple of		Value at	Has Achieved
				Total	Risk Value	Minimum	Minimum	Risk as	Minimum
				Number of	of Shares	Shareholding	Shareholding	a Multiple	Shareholding
		Number	Number	Shares and	and DSUs	Requirement	Requirement	of Annual	Requirement
Director	Year	of Shares	of DSUs	DSUs	($)(a)	(b)	($)	Retainer	(b)
J.E. Cleghorn	2009	12,000	25,002	37,002	2,101,344	2.12x	990,000	6.4x	Yes
	2008	12,000	19,254	31,254	1,280,777
	Change	0	5,748	5,748	820,566

T.W. Faithfull	2009	1,460	22,492	23,952	1,360,234	3.49x	390,000	9.2x	Yes
	2008	1,460	18,556	20,016	820,264
	Change	0	3,935	3,935	539,913

F.J. Green	2009	31,721	49,051	80,772	4,587,042	1.27x	3,600,000	N/A	Yes
	2008	27,250	47,102	74,352	3,046,931
	Change	4,471	10,067	14,538	2,001,132

K.T. Hoeg	2009	0	9,765	9,765	554,554	1.42x	390,000	4.3x	Yes
	2008	0	5,654	5,654	231,713
	Change	0	4,111	4,111	322,841

R.C. Kelly	2009	0	6,100	6,100	346,419	0.89x	390,000	2.3x	To be fully met
	2008	0	2,560	2,560	104,908				by Aug 2013
	Change	0	3,539	3,539	241,454

J. Manley	2009	0	10,132	10,132	575,396	1.48x	390,000	4.4x	Yes
	2008	0	7,695	7,695	315,360
	Change	0	2,437	2,437	260,036

L.J. Morgan	2009	0	13,599	13,599	772,287	1.98x	390,000	5.2x	Yes
	2008	0	9,190	9,190	376,613
	Change	0	4,409	4,409	395,674

M. Paquin	2009	100	17,936	18,036	1,024,264	2.62x	390,000	7.9x	Yes
	2008	100	14,644	14,744	604,216
	Change	0	3,292	3,292	420,048

M.E.J. Phelps	2009	16,479	13,640	30,119	1,710,458	4.39x	390,000	13.1x	Yes
	2008	16,479	9,378	25,857	1,059,601
	Change	0	4,261	4,261	650,800

R. Phillips	2009	3,088	29,241	32,329	1,835,964	4.71x	390,000	14.1x	Yes
	2008	3,088	24,306	27,394	1,122,624
	Change	0	4,934	4,934	713,283

D.W. Raisbeck	2009	0	2,611	2,611	148,279	0.38x	390,000	1.0x	To be fully met
	2008	0	0	0	0				by Oct 2014
	Change	0	2,611	2,611	148,278

H.T. Richardson	2009	10,000	12,682	22,682	1,288,111	3.30x	390,000	9.9x	Yes
	2008	10,000	8,883	18,883	773,810
	Change	0	3,798	3,798	514,243

M.W. Wright	2009	1,000	34,144	35,144	1,995,828	5.12x	390,000	13.4x	Yes
	2008	1,000	28,508	29,508	1,209,226
	Change	0	5,636	5,636	786,601

TOTAL	2009	75,848	246,395	322,243	18,300,180
	2008	71,377	195,730	267,107	10,946,043
	Change	4,471	113,683	118,154	10,932,929

Notes:

(a)	Total values determined by reference to the closing price of Shares on the TSX and DSUs owned by the directors on December 31, 2009 ($56.79) and December 31, 2008 ($40.98), and exclude Options.

(b)	Based on the greater of book value or closing price of Shares on the TSX on December 31, 2009 ($56.79).

As at December 31, 2009, the total numbers of Shares and DSUs held by non-employee directors were 44,127 and 197,344, respectively. These Shares and DSUs had a combined total value of $13,713,138.

Directors’ Deferred Share Unit Plan (DSU Plan)

Under the DSU Plan, each director may elect annually to receive all or a portion of their annual cash retainer and committee and meeting fees in the form of DSUs. To participate in this aspect of the DSU Plan, the director’s election must be received prior to the beginning of each calendar year. A DSU is a bookkeeping entry having the same value as one Share, but is not paid out in cash until the director leaves the Board, thereby providing an ongoing equity stake in the Corporation throughout the director’s tenure. DSUs attract dividends in the form of additional DSUs at the same rate as dividends on Shares. After leaving the Board, the director will receive a cash amount equal to the value of the DSUs held by such director, based on the market value of the Shares at that time, minus applicable withholding taxes.

In addition, the DSU Plan provides for all directors to receive 100% of their long-term compensation in the form of DSUs. Newly-appointed or elected directors receive an initial grant of $100,000 in DSUs upon joining the Board. Directors receive an annual grant of $50,000 in DSUs following each Annual Meeting of Shareholders as part of their stock based compensation; directors also receive a quarterly grant of $12,500 in DSUs. The Chairman of the Board receives a quarterly grant of $26,250 in DSUs.

Only non-employee directors participate in the DSU Plan.

Director Compensation Table

The following table provides the total compensation received by non-employee directors in 2009. Some directors have elected to receive all or a portion of their cash compensation in DSUs.

	Fees
				Stock Based
	Total Fees	Amount of	Amount of	Compensation		% of Total
	Earned	Fees in DSUs	Fees in Cash	(DSUs)	Total Compensation	Compensation
Name	($)	($)	($)	($)	($)	Taken in DSUs

J.E. Cleghorn	175,000	87,500	87,500	155,000	330,000	74

T.W. Faithfull	84,137	42,068	42,069	114,190	198,327	79

K.T. Hoeg	79,500	79,500	—	100,000	179,500	100

R.C. Kelly	82,217	41,108	41,109	114,190	196,407	79

J.P. Manley	94,000	—	94,000	100,000	194,000	52

L.J. Morgan	73,082	73,082	—	114,190	187,272	100

M. Paquin	64,000	32,000	32,000	100,000	164,000	80

M.E.J. Phelps	83,000	83,000	—	100,000	183,000	100

R. Phillips	97,473	97,473	—	100,000	197,473	100

D.W. Raisbeck(a)	18,386	18,386	—	124,120	132,576	100

H.T. Richardson	62,500	62,500	—	100,000	162,500	100

M.W. Wright	109,118	109,118	—	114,190	223,308	100

Note:

(a)	Appointed to the Board October 29, 2009.

The total compensation in respect of 2009, received by non-employee directors, was approximately $2,348,363. This amount includes the approximate dollar value of DSUs credited to the directors’ respective DSU accounts in 2009.

Directors’ Stock Option Plan (DSOP)

On July 21, 2003, the Board of Directors suspended all further grants of Options under the DSOP. The DSOP previously provided grants of Options to purchase 8,000 Shares to each newly-appointed or elected non-employee director. Non-employee directors also received annual grants of 4,000 Options on the third trading day of the TSX following each annual meeting of shareholders at which directors were elected. The exercise price for Options was set at the market value of Shares at the time of grant. Subject to applicable securities rules, Options granted under the DSOP may be exercised from time to time on and after the date of the grant for a period of 10 years. Outstanding Options granted prior to the suspension of the DSOP on July 21, 2003, remain in effect with no amendments. No financial assistance is given for the exercise of Options.

Options are not assignable. The maximum number of Shares approved for issuance under the DSOP is 500,000. As of December 31, 2009, there were 340,000 Options remaining in the pool.

The following table sets out information relative to current directors who were granted Options under the DSOP prior to its suspension on July 21, 2003.

	Number of						At Risk Value of
	Securities						In-The-Money
	Underlying	Date of			Option	Option	Unexercised
	Unexercised	Grant and		Option Exercise	Total	Total	Options at Fiscal
	Options	Date of	Option Expiry	Price	Exercised	Unexercised	Year-End
Name	(#)	Vesting	Date	($)	(#)	(#)	($)(a)

J.E. Cleghorn	8,000	Oct. 17, 2001	Oct. 17, 2011	27.62	0	8,000	233,360
	4,000	April 17, 2002	April 17, 2012	33.60	0	4,000	92,760
	4,000	May 1, 2003	May 1, 2013	32.82	0	4,000	95,880

M. Paquin	8,000	Oct. 17, 2001	Oct. 17, 2011	27.62	0	8,000	233,360
	4,000	April 17, 2002	April 17, 2012	33.60	0	4,000	92,760
	4,000	May 1, 2003	May 1, 2013	32.82	0	4,000	95,880

M.E.J. Phelps	8,000	Oct. 17, 2001	Oct. 17, 2011	27.62	0	8,000	233,360
	4,000	April 17, 2002	April 17, 2012	33.60	0	4,000	92,760
	4,000	May 1, 2003	May 1, 2013	32.82	0	4,000	95,880

R. Phillips	8,000	Oct. 17, 2001	Oct. 17, 2011	27.62	0	8,000	233,360
	4,000	April 17, 2002	April 17, 2012	33.60	0	4,000	92,760
	4,000	May 1, 2003	May 1, 2013	32.82	0	4,000	95,880

M. Wright	8,000	Oct. 17, 2001	Oct. 17, 2011	27.62	0	8,000	233,360
	4,000	April 17, 2002	April 17, 2012	33.60	0	4,000	92,760
	4,000	May 1, 2003	May 1, 2013	32.82	0	4,000	95,880

Note:

(a)	The value of the unexercised in-the-money Options as at December 31, 2009, is the difference between the Option Exercise prices and $56.79 being the TSX closing price for the underlying Shares on December 31, 2009.

BOARD COMMITTEE REPORTS

The Board has approved terms of reference for each committee and delegated responsibilities as set out in those mandates. Every year, each committee reviews its terms of reference and examines whether it has fulfilled that mandate. To enhance disclosure of the responsibilities and activities of the Board’s committees, each committee has provided a report, highlighting its structure, mandate and significant achievements in the past year.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee is satisfied it has fulfilled all responsibilities under its Terms of Reference.

MANDATE Full Committee Terms of Reference are available at www.cpr.ca	Fulfill applicable public company audit committee legal obligations and assist the Board in fulfilling its oversight responsibilities in relation to the disclosure of financial statements and information derived from financial statements and in relation to risk management matters, including the review of the annual and interim financial statements of the Corporation, the integrity and quality of the Corporation’s financial reporting and systems of internal control and risk management, the Corporation’s compliance with legal and regulatory requirements, the qualifications, independence, engagement, compensation and performance of the Corporation’s external auditors, and the performance of the Corporation’s internal audit function.

HIGHLIGHTS	The Audit Committee, in accordance with its mandate, accomplished the following:

• Finance, Treasury and Risk Management

  √ Reviewed and monitored financing plans to strengthen CP’s balance sheet and increase its financial flexibility including:
•  approving the issuance of common shares;
•  the re-purchase of debt instruments; and
•  the issuance of debt instruments

√ Reviewed activities and plans with respect to Treasury operations
√ Provided oversight to management’s enterprise and financial risk management framework policies and procedures
√ Reviewed management program to obtain appropriate insurance to mitigate risks
√ Provided oversight to management’s integrated control framework

• Financial Reports

  √ Reviewed with management, external and internal auditors annual and interim financial statements, notes to financial statements, Management’s Discussion and Analysis and earnings releases prior to publication

√ Reviewed accounting principles and financial statement presentations including the upcoming adoption of US GAAP
√ Reviewed reports on all critical accounting policies and practices to be used and treatments of financial information within generally accepted accounting principles

• Internal Controls
√ Reviewed management’s reports on the effectiveness of internal control systems to assess the effectiveness of the design and operation of internal controls

• External Auditors
√ Selected and recommended, for shareholder approval, appointment of external auditors
√ Reviewed and approved external auditors’ annual audit plan
√ Reviewed external auditors’ compensation and recommended for Board approval
√ Reviewed qualifications and performance of the external auditors
√ Reviewed and assessed external auditors’ independence
√ Reviewed external auditors’ annual report on their internal quality control procedures

• Internal Audit Function
√ Reviewed and approved internal auditors’ annual audit plan
√ Reviewed regular reports by the internal auditors on the audits performed and monitored management’s responses to matters identified

MEMBERSHIP	• M.W. Wright (Chair) • K.T. Hoeg • R.C. Kelly • J.P. Manley • R. Phillips • D.W. Raisbeck
All members are “financially literate” as required by the NYSE and the CSA.
Each member is an “audit committee financial expert” under the SEC rules.

100% INDEPENDENT	All members met Board approved independence standards. Standards derived from the NYSE corporate governance rules and CSA corporate governance guidelines and are available at www.cpr.ca.

REPORT OF THE GOVERNANCE COMMITTEE

The Governance Committee is satisfied that it has fulfilled all of its responsibilities under its Terms of Reference.

MANDATE Full Committee Terms of Reference are available at www.cpr.ca	Overall responsibility for monitoring and assessing the functioning of the Board and its committees, and for developing and implementing good corporate governance practices. Identifies individuals qualified to become Board members and recommends to the Board the director nominees for the annual meetings of shareholders. Oversight responsibility in respect of major issues of public policy relevant to the business of the Corporation and its subsidiaries.

HIGHLIGHTS	The Governance Committee, in accordance with its mandate, accomplished the following:

• Oversight of Corporate Governance Matters
√ Reviewed corporate governance framework and activities
√ Reviewed corporate governance disclosure
√ Recommended housekeeping amendments to Corporation’s By-Law No. 1
√ Monitored developments concerning shareholder advisory votes on executive compensation and recommended the Corporation adopt an advisory vote in 2011

• Board and Committee Composition
√ Reviewed the competencies and skills the Board should possess
√ Reviewed the competencies, skills and other diverse qualities existing directors possess
√ Identified and recommended qualified director nominees
√ Appointed members of Committees
√ Retained an external advisor to assist in recruiting director candidates to fill expected gaps in the Board’s composition

• Directors’ Compensation
√ Recommended no change in 2009 from 2008 and 2007

• Board Effectiveness
√ Reviewed and evaluated the performance and effectiveness of the Board, committees and individual directors
√ Assessed the effectiveness of the working relationship and communications between the Board and management

• Disclosure
√ Approved the governance statement for the Circular

• CEO Performance Evaluation
√ Conducted annual performance review of CEO

MEMBERSHIP
  •  R. Phillips (Chair)
  •  J.E. Cleghorn, Chairman of the Board of Directors
  •  T.W. Faithfull, Chair, HSS&E Committee
  •  J.P. Manley, Chair, Pension Committee
  •  M.E.J. Phelps, Chair, Compensation Committee
  •  M.W. Wright, Chair, Audit Committee

The Committee includes the Chair of each of the other Board committees to enhance communication and overall governance.

100% INDEPENDENT	All members met Board approved independence standards. Standards derived from the NYSE corporate governance rules and CSA corporate governance guidelines and are available at www.cpr.ca.

REPORT OF THE HSS&E COMMITTEE

The HSS&E Committee is satisfied that it has fulfilled all of its responsibilities under its Terms of Reference.

MANDATE Full Committee Terms of Reference are available at www.cpr.ca	Provides oversight by reviewing with management the environmental, safety and security practices, policies and procedures of CP to monitor their effective implementation and compliance with applicable legislation, regulatory requirements and industry standards. Monitors specific environmental, health, safety and security issues and incidents.

HIGHLIGHTS	The HSS&E Committee, in accordance with its mandate, accomplished the following:

• Oversight of Health, Safety, Security and Environmental Issues
√ Reviewed existing practices and procedures and their implementation
√ Monitored legislation, regulatory requirements and industry standards
√ Reviewed management efforts focused on prevention and mitigation of problems and incidents
√ Oversight of safety program which produced improvements in train accident rates
√ Reviewed legislation and regulatory changes in Canada and the United States

MEMBERSHIP	• T.W. Faithfull (Chair) • F.J. Green • R.C. Kelly • L.J. Morgan • M. Paquin • M.W. Wright

MAJORITY INDEPENDENT	All members are independent other than F.J. Green.

REPORT OF THE PENSION COMMITTEE

The Pension Committee is satisfied that it has fulfilled all of its responsibilities under its Terms of Reference.

MANDATE Full Committee Terms of Reference available at www.cpr.ca	Assists the Board in overseeing the administration and governance of the pension plans of CPRC, in order to meet applicable legal and fiduciary obligations to plan members.

HIGHLIGHTS	The Pension Committee in accordance with its mandate, accomplished the following:

• Oversight of Pension Plans
√ Reviewed and monitored the performance of the defined benefit and defined contribution pension funds
√ Regularly reviewed the financial status of, and funding issues related to, the defined benefit pension option
√ Recommended a voluntary pension pre-payment to defined benefit pension plans to reduce volatility in future pension funding requirements

  √ Reviewed a compliance report regarding compliance of employer contributions with funding policy and legislation and compliance by external investment and asset managers with respect to relevant policies, laws and regulations

√ Reviewed a governance report concerning compliance with pension regulatory requirements for the defined benefit pension plans for U.S. employees
√ Reviewed the pension plan audited financial statements
√ Reviewed a report on the actuarial valuation of the defined benefit pension plan
√ Approved the appointment of the auditor of the pension plan
√ Reviewed and updated the investment strategy policies and procedures for the defined benefit pension plans
√ Provided oversight to management’s risk management plans for the defined benefit pension plans

MEMBERSHIP	• J.P. Manley (Chair)
• K.T. Hoeg
• M.E.J. Phelps
• R. Phillips
• D.W. Raisbeck
• H.T. Richardson

100% INDEPENDENT	All members met Board approved independence standards. Standards derived from the NYSE corporate governance rules and CSA corporate governance guidelines and are available at www.cpr.ca.

REPORT OF THE COMPENSATION COMMITTEE

The Compensation Committee is satisfied that it has fulfilled all of its responsibilities under its Terms of Reference.

MANDATE Full Committee Terms of Reference are available at www.cpr.ca	Fulfill applicable public company compensation legal obligations and assist the Board in discharging responsibilities relating to the appointment, compensation and reporting relationships of the Corporation’s executives; the compensation philosophy of the Corporation; the adoption and amendment of incentive compensation plans; the establishment of performance objectives for senior officers; and succession plan.

HIGHLIGHTS	The Compensation Committee, in accordance with its mandate, accomplished the following:

• Compensation Philosophy
√ Considered compensation philosophy generally and reviewed reports from its independent advisor
√ Reviewed design of cash-based and equity-based compensation plans to respond to issues associated with economic volatility and dilution constraints
√ Amended mandate to include existing practice to review compensation plans with the view towards not encouraging excess or undue risk taking
√ Requested and reviewed an analysis of pension plan design alternatives and their impact on plan funding requirements and volatility
√ Recommended a new defined contribution pension plan and a new performance share unit plan

• Succession Planning
√ Made recommendations to the Board for Executive Officer appointments and the associated impacts on their total compensation
√ Oversaw the selection, evaluation, development and compensation of other members of senior management
√ Assessed and identified potential succession candidates for all Executive Officer positions including that of the CEO and reviewed their development plans

• Chief Executive Officer Performance and Compensation
√ Reviewed the performance goals of the CEO
√ Recommended CEO compensation to the independent directors of the Board

• Other Duties and Responsibilities
√ Reviewed the Compensation Discussion and Analysis for the Circular
√ Reviewed report on organizational health

MEMBERSHIP	• M.E.J. Phelps (Chair)
• T.W. Faithfull
• L.J. Morgan
• M. Paquin
• H.T. Richardson

100% INDEPENDENT	All members met Board approved independence standards. Standards derived from the NYSE corporate governance rules and CSA corporate governance guidelines and are available at www.cpr.ca.

COMPENSATION DISCUSSION AND ANALYSIS

Principles and Objectives of CP’s Executive Compensation Program

CP’s executive compensation program is designed to:

•	reinforce CP’s business strategy;

•	motivate sustained high levels of performance;

•	reward leaders who create long-term value for our shareholders;

•	help our management team build equity in the Corporation; and

•	support CP’s vision and values of delivering results, leadership, teamwork, improvement and innovation.

CP provides compensation opportunity, competitive with other large Canadian companies. For our executive officers, including our Named Executive Officers (NEOs), the majority of pay is “at risk” and is earned through successful execution of our business strategy, provided the shareholders also benefit.

Key Performance Drivers

CP’s incentive plans provide a clear performance focus. Typically our annual incentive plan focuses on Operating Income, and our long term incentive plans focus on absolute share price appreciation, Total Shareholder Return relative to the S&P/TSX60, and Return on Capital Employed. Two of these are essential measures for our business, and two measure the success of outcomes for our shareholders.

Given the severe economic downturn, we changed the corporate performance measure for our 2009 annual incentive plan. Operating Income was replaced with three new measures that focused attention on cost management and ensuring financial strength. They are:

•	Controllable Expense Margin (“CEM”);

•	Fixed Cost Reduction; and

•	Cash Ratio

In addition, positive Free Cash Flow replaced Operating Income as the performance hurdle, or circuit breaker, for any payments to be made under the plan, including awards earned for individual performance.

We believe this change contributed to our success in weathering the downturn. For 2010, our annual incentive plan will refocus on Operating Income.

Within our annual incentive plan, individual performance goals are pre-established and are designed to support overall business success and execution of our business strategy.

Our long-term incentive plan is now comprised of two vehicles; stock options continue to be a mainstay and we have added Performance Share Units (“PSUs”) that are earned based on Total Shareholder Return (“TSR”) compared to the S&P/TSX60, and Return on Capital Employed (“ROCE”), both using a 3 year horizon.

Risk Profile and Risk Management

Ours is a capital intensive business. We need to maintain our assets and manage through short-term economic cycles for long-term growth. Above all else, ensuring the safety of our employees and the communities in which we operate is our top priority. The recent economic downturn affected our volumes and resulted in a very challenging business environment.

Given these complexities, we believe that our compensation philosophy and programs achieve an appropriate balance of focusing attention on key business drivers, rewarding performance achievements and aligning our executives with our shareholders’ long-term interests, while not encouraging excessive or inappropriate risk-taking.

Our Compensation Committee oversees risk management related to executive compensation. Three key areas are of note:

•	Effective succession planning has long been a focus of the Compensation Committee. CP has a comprehensive succession plan with detailed annual reporting to the Compensation Committee. CP is planning for the future through a combination of internal moves and development efforts, selectively supplemented by external hires. CP’s increased presence in the US, through the acquisition and integration of Dakota, Minnesota & Eastern Rail Road Corporation (“DM&E”), provides increased opportunities for the strategic development of key employees.

•	CP’s senior executives, including our NEOs, have the majority of their pay at risk, and at CP we are very tough on performance; this means that in a difficult economic environment such as we have just experienced, or if we do not deliver on our strategic plan, our senior executives’ pay clearly reflects this. Our pension plans provide an important balance within the overall pay mix; they provide a level of financial security, and support retention, through challenging economic periods.

•	CP has share ownership guidelines for our executives and programs to assist our executive officers and employees in building equity in the Corporation. We believe that a sustained ownership position is a powerful risk-management tool, as it clearly aligns our executives’ interests with the shareholders’ interests.

2009 Performance and Pay

2009 was a challenging year as the economic landscape remained unstable. Our focus on cost management and maintaining a strong balance sheet allowed us to react nimbly as the markets fluctuated. With the continuing general recovery of equity markets and through CP’s ability to manage costs effectively, CP’s stock price rose appreciably, and outperformed more than half of the other rail transportation stocks.

To support this strategy, in 2009:

•	The annual management salary program was cancelled, resulting in no salary increases in 2009 (other than for promotions). The CEO voluntarily reduced his salary for 2009, salaries for other NEOs were frozen, and Ms. McQuade voluntarily deferred a salary increase associated with the renewal of her employment contract from early in the year until December 2009;

•	Employer contributions to the ESPP were suspended;

•	New performance measures that focused on cost reduction and preservation of financial flexibility were implemented for the corporate component of the 2009 annual incentive plan; and

•	CP’s Long Term Incentive Plan (“LTIP”) was redesigned, to introduce a PSU Plan that is 100% contingent on company performance, rewarding Relative Total Shareholder Return and Return on Capital Employed.

Our incentive compensation programs demonstrate clear pay-for-performance linkage and challenging standards:

•	Due to Operating Income underperformance, no bonuses were paid to any management employee under the annual incentive plan (in 2009 for 2008 performance), even with respect to the individual performance category;

•	In 2009, we focused relentlessly on cost reduction, and we did an excellent job. As a result, bonus payments for the 2009 plan year would have resulted in a maximum payout of 200% of target for the corporate component. However, give the modest economic recovery, bonuses under the corporate component of the plan were capped at 125% of target;

•	Fifty percent of the performance-contingent stock options granted in 2007 did not reach their Operating Ratio performance targets and as a result, did not vest; and

•	Although our regular stock options gained value consistent with the increased stabilization of the stock market, grants from 2006, 2007 and 2008 remain “underwater”.

Looking forward in 2010:

•	Operating Income has been reinstated as the performance measure for the corporate component of the annual incentive plan, reflecting the focus on profitable growth as part of our business strategy;

•	The Corporation’s partial matching of employee investments in CP shares under the ESPP was reinstated for non-union employees January 1; and

•	A new Defined Contribution (“DC”) Pension Plan will be introduced and coincident with that change, the Defined Benefit (“DB”) Plan will be closed to new management hires.

Compensation Elements for Executive Officers

The following table summarizes the various elements of CP’s executive compensation plan, how they are determined, and how each of them fit into our overall compensation philosophy. The compensation package for Executive Officers is composed of the following elements: base salary, annual cash incentives, long-term equity-based incentives, pension and other compensation. The target value of each element, as a percentage of base salary, varies in accordance with the individual’s level in the organization and is regularly reviewed against competitive practice.

Alignment/Fit With
		Performance	Determination of	Overall
Compensation Element	How It Is Paid	Period	Element	Compensation
Base Salary	Cash	Annual	Salaries are benchmarked to the 50th percentile of the Comparator Group and are linked to the performance, scope of responsibilities and experience of each executive	Attract and retain highly qualified leaders: benchmarking against the Comparator Group ensures base pay is competitive

Annual Incentive Plan	Cash	Annual	Target awards are based on the executive’s level in the organization and are benchmarked to the 50th percentile of the Comparator Group; actual payouts are based on achievement of corporate and individual objectives	Attract and retain highly qualified leaders through an opportunity to earn a market-competitive level of cash incentives based on annual performance. Motivate high corporate and individual performance

	DSUs	Until termination of employment	At the executive’s election, units are awarded in lieu of cash payout of the annual incentive to facilitate achievement of share ownership requirements	Sustained alignment of executive and shareholder interests; since the value of DSUs is directly related to share price and cannot be liquidated until six months after termination of employment

LTIP			Designed to target total long-term incentives at the 75th percentile of market	Align executive and shareholder interests over the longer term: actual value realized depends on share price performance. Attract and retain highly qualified leaders by providing a competitive incentive opportunity

	PSUs	3 years	PSUs are granted to Executive Officers as half of their LTIP value. They vest only upon achievement of predefined market and financial goals	Focus the leadership team on achieving challenging performance goals, with the value received driven by both share price improvement and company performance

	Regular Stock Options	Up to 10 years	Regular Options are granted as half of their LTIP value award, and are based on the executive’s level in the organization, Options vest 50% on the second anniversary of the grant and 50% on the third anniversary	Focuses leadership on creating sustainable, long-term shareholder value

Pension	Defined Benefit and Defined Contribution pension plans		Pension benefit is based on pay and service and is designed to be market competitive	Attract and retain highly qualified leaders. Provide an appropriate risk management balance to an otherwise highly performance-focused pay package

CP benchmarks all compensation elements against competitive market information for the Comparator Group, which is a criteria-based sample of publicly-traded Canadian companies of a similar size (with annual revenues exceeding $1 billion) as contained in our consultant’s compensation data bank. Specific companies might change from year to year, depending on participation in the consultant’s survey and matches to individual jobs. Since management salaries were frozen for 2009, a market review was not completed in 2009. For reference purposes, the 2008 Comparator Group has been included and is listed in Appendix 1. Compensation elements are targeted near the median of this Comparator Group, with the exception of the LTIP for Executive Officers, which stipulate challenging performance goals, and is designed to target the 75th percentile of the Comparator Group. As a result, total compensation is positioned between the 50th and 75th percentiles, and is typically midway between those two points. Actual pay received is highly dependent on performance, particularly share price performance.

The overall compensation package has significant pay subject to performance risk, as shown in the table below. Pension values have not been included in this calculation since they are highly dependent on individual employee demographics (age and years of service) plus actuarial assumptions and would thus distort this description of the intended compensation mix.

		Short Term	Long-Term	Total Pay
	Base Salary	Incentives	Incentives	at Risk
Title	(%)	(%)	(%)	(%)
CEO	21	18	61	79

CFO	16	11	73	84

Senior Vice-President	37	17	46	63

Vice-President	46	17	37	54

1.	Base Salary

In other years, salaries are targeted at the median of the Comparator Group. The Compensation Committee commissions an analysis of market data and reviews management’s recommendations for any changes against that data. The Compensation Committee recommends any changes to the Board of Directors, or, in the case of the CEO, to the Governance Committee of the Board. Individual salary levels are determined according to a number of factors, including the individual’s performance, responsibilities, and experience. Prior to 2009, Executive Officer salaries were, on average, at the 50th percentile of the Comparator Group.

Base salaries are reviewed annually as part of CP’s performance management program. All employees, including executives and the CEO, are required to set objectives annually which guide and focus their work performance over the year. Performance against those objectives is assessed mid-year and at year-end through performance review discussions with the executive’s manager, including input from the CEO if the Executive Officer is not a direct report of the CEO. Following the year-end assessment, a formal performance rating is recorded which provides the basis for any increase to base salary.

Base salary increases for Executive Officers are recommended to the Compensation Committee by the CEO after consultation with their managers (where the individual is not a direct report of the CEO) and the Vice-President Human Resources and Industrial Relations. In the case of the CEO, the Governance Committee assesses his performance against his personal objectives, and based on that assessment, the Compensation Committee makes a recommendation concerning any changes to base salary to the Governance Committee. With the exception of Ms. McQuade, NEO salaries were not increased in 2009.

2.	Annual Incentive Plan

All non-unionized employees, including Executive Officers, participate in CP’s Performance Incentive Plan (“PIP”). This plan provides an opportunity for employees to earn an annual cash award based on the achievement of corporate targets (the “corporate component”) and specific individual performance objectives through the performance management program described above (the “individual component”). Each year, key performance measures are set by the Board in respect of the corporate component. Performance measures relating to the individual component are set by individual employees (including all Executive Officers) with their managers, or in the case of the CEO, by the Compensation Committee (subsequently approved by the independent directors of the Board of Directors).

Awards under the Plan are not paid if minimum performance targets are not met. If target performance levels are attained, the target award level is payable. If performance is exceptional, then an award in excess of the target may be approved by the Board. The maximum bonus opportunity for exceptional CP financial performance and individual contribution is 200% of the target award level. The level of performance and the award itself are interpolated if they fall between threshold, target and maximum levels.

Individual ratings reflect the achievement of pre-established individual performance objectives and are evaluated and calibrated through CP’s performance management program. Any award payable under the individual component is subject to a minimum level of corporate performance, a “circuit breaker”, which is set annually by the Board. In addition, unsatisfactory individual performance will result in no award being paid under either the corporate or individual components of the Plan.

The weighting of the corporate and individual components is dependent on an employee’s level in the organization. Weightings for the 2009 annual incentive plan are as follows:

	Target Award
	as a percentage	Corporate	Individual
	of base	Component	Component
Level	salary (%)	Weighting (%)	Weighting (%)
CEO	85	75	25

Other NEO	40 – 65	75	25

Other Executive Officers	35 – 40	75	25

Senior Managers	20 – 25	60	40

Remaining Participants	5 – 15	50	50

The ultimate award payable to a participant under the PIP is the sum of the corporate and individual components calculated as follows:

Corporate Component:  base salary X target award level X corporate component weighting X the corporate payout percentage; (This calculation is repeated for each of the 3 performance measures)
plus

Individual Component:  base salary X target award level X individual component weighting X individual payout percentage.

Following a year-end assessment, the Compensation Committee reviews and approves individual awards for each of the Executive Officers and the aggregate of all awards payable under the annual incentive plan.

As indicated above, three new performance measures were introduced for the corporate component: CEM, Fixed Cost Reduction and Cash Ratio. These measures are equally weighted at one-third for each component. Since the incentive plan is an additive one, each component may pay out independently.

Definitions of these measures are as follows:

Measure	Definition
CEM	Volume variable expenses divided by commodity revenues

Fixed Cost Reduction	Ratio of reported fixed expenses to budgeted fixed expenses

Cash Ratio	Cash plus temporary investments, divided by current liabilities (excluding the current portion of long-term debt)

For 2009, the payout hurdle or “circuit breaker” under which any award would be payable was positive free cash flow after dividends and payment of awards.

Actual 2009 performances versus target for the measures outlined above are as follows:

			Reported vs
Payout Level			Budgeted
(% of corporate weighting)		CEM	Fixed Cost	Cash Ratio
Threshold:	50%	Equal to 2008 CEM	100%	7.2%

Target:	100%	100 basis points improvement	98%	9.2%

Exceptional:	200%	160 basis points improvement	96%	11.7%

Actual		300 basis points improvement	90%	23.3%

Notwithstanding that performance against PIP targets was above the exceptional level, the Board decided to cap any potential PIP payout on the corporate component at 125%. This was in order to balance rewards for performance in a still recovering economy with the need to be aligned with shareholders who had experienced loss in market value. As a result, all eligible non-union employees were capped at a 125% payout on the corporate component of the PIP plan for the 2009 plan year.

Additionally, a decision was made late in the year to make a voluntary prepayment of $500 million to the CP Pension fund, and in authorizing this payment, CP’s Board of Directors determined that it would be excluded from the calculation of free cash flow for purposes of the hurdle calculation.

Executive DSU Plan

The Executive DSU Plan is designed to promote sustained alignment of interests between executives and shareholders, to help executives build equity in CP and meet their share ownership requirements. Under the Executive DSU Plan, Executive Officers may elect to receive all or a portion of their annual incentive award in DSUs. The Executive Officer must elect to participate in this aspect of the Executive DSU Plan prior to the beginning of the calendar year for which the annual incentive award is paid. When any annual incentive award is determined, the amount elected is converted to DSUs, which have a value equal to the average market price of a Share for the ten trading days immediately prior to December 31st of the calendar year for which the award is paid.

DSU participants may redeem their DSUs only after termination of employment or retirement. In addition, DSUs granted after December 31, 2004 may not be redeemed until at least 6 months following cessation of the participant’s employment. The value of the DSU at the time of payment will be based on the average market price of a Share for the ten trading days immediately preceding the payment date.

To assist in the attainment of an Executive Officer’s share ownership guideline, during the first six months following the appointment of the Executive Officer or a change in their ownership level requirement, CP will contribute one DSU for every three Shares or DSUs acquired by the individual. For the next 54 months following that six-month period, CP will contribute one DSU for every four Shares or DSUs acquired by the Executive Officer. The matching DSUs will vest if the underlying Shares or DSUs are held for a three-year period. The CP match is capped at the minimum level required to meet the share ownership guidelines when combined with the Executive Officer’s contribution during the first six months of the appointment.

3.	Long-Term Incentives

In 2009, PSUs were introduced as a new LTIP vehicle to complement the Corporation’s option plan for executives and replace options for the balance of participants. PSUs align with CP’s pay for performance philosophy in that participants receive the value of the units only if performance targets are achieved.

The option plan ensures senior leadership focus on key financial and shareholder performance metrics, and the long-term growth and financial success of CP, thereby increasing shareholder value. The long-term performance focus of stock options and the multi-year vesting requirements also encourage management retention. The Compensation Committee makes recommendations to the Board of Directors regarding both grants of Options and PSUs to Executive Officers.

Performance Share Units

The performance period for PSUs is a 3 year cycle. Performance measures and targets, as well as the number of PSUs granted are set by the Board at the beginning of each performance period. If performance targets are achieved at the end of the three year period, PSUs vest and are paid out in cash based on the number of units that are earned and the ending share price. PSUs also attract dividends which are reinvested into additional share units, resulting in the growth of the number of PSUs over the performance period.

For the 3 year performance period beginning January 1, 2009 and ending December 31, 2011, the two performance measures are ROCE and TSR as compared to the S&P/TSX60 index. Both measures are equally weighted at 50%, providing a balance between financial and market performance.

ROCE is defined as earnings before interest and taxes, divided by total assets, less current liabilities, as measured under US Generally Accepted Accounting Principles (GAAP). It is an all encompassing measure of performance which measures how productively the Corporation uses its assets. TSR compares CP’s share price growth over the performance period, to the growth of the S&P/TSX60 index over the same period.

In 2009, a total of 404,580 PSUs were granted. Targets for the 3 year performance period are:

		2011 Pre-tax	TSR CAGR*
		ROCE	Relative to index
Payout Level (% of units)		50%	50%
Threshold	50%	8.5%	-1%

Target	100%	10.5%	0%

Exceptional	200%	13.5%	2%

*Compound Annual Growth Rate

As with CP’s annual incentive plan, if threshold levels are not met, no award is payable under the PSU plan. If performance is exceptional, an award in excess of target to a maximum of 200% may be approved by the Board. The level of performance and award are interpolated if they fall between threshold, target and maximum levels. This is an additive plan therefore one or both of the measures may pay out if thresholds are met.

Management Stock Option Incentive Plan (MSOIP)

The number of stock options is determined by dividing a targeted dollar amount (determined by market surveys), which is expressed as a percentage of the recipient’s salary, by the theoretical value of an option. That value is determined by broadly used valuation models that estimate the probable future payout, applied to the 30 day average closing share price prior to the approval of the Grant. Neither the amount, nor the terms of previously granted options are taken into consideration in determining the size of a new grant. To do so might result in an unintended consequence of encouraging early exercise to avoid having future grants penalized due to significant outstanding option holdings. In addition, it might disadvantage long-service employees and those who remain committed to the stock.

Regular options expire ten years from the date of grant; half become exercisable on the second anniversary of the grant and the balance on the third anniversary. Tandem Share Appreciation Rights (“SARs”) are attached on a one-to-one basis and have consistent vesting requirements. Plan participants can exercise the Tandem SAR for cash equal to the difference between the market price of the Shares on the TSX on the date of exercise and the exercise price of the Option, which is a deductible cash expense for the Corporation, subject to mark-to-market accounting, and does not result in any dilution to existing shareholders.

Prior to 2009, CP granted performance contingent options. These options have a shorter term and vest based on pre-determined operating ratio targets. If the operating ratio hurdles are not reached, the options do not vest. This occurred with half of the 2007 grant, where the operating ratio target was not achieved by 2009. Existing grants continue to be outstanding.

Under the terms of the stock option plan, the maximum number of Shares that may be reserved for issuance to insiders as Options is 10% of the number of Shares outstanding. The maximum number of Options which may be granted to insiders within a one year period is 10% of the number of Shares outstanding and to any one insider is 5% of the number of Shares outstanding. The maximum number of Options which may be granted to any one individual is 5% of the number of Shares outstanding at the time of the reservation.

Notwithstanding the limits noted above, the dilution level, measured by the number of Options available for issuance as a percentage of outstanding Shares continues to be capped at the discretion of the Board, at 7%. CP’s potential dilution level at year end is 5.2%.

The CEO, as well as the Chairman of the Board and the Chairman of the Compensation Committee, also have authority to grant Options to employees within certain defined parameters. For 2009, the Compensation Committee authorized a pool of 100,000 Options for issuance by the CEO under this authority from which he granted 3,800 Options to 2 employees for the purposes of performance recognition and retention.

Participants in the plan are granted a number of Options with Tandem SARs, exercisable at the last closing market price of Shares on the TSX prior to the approval of the grant. The exercise price of Options, or attached Tandem SARs, may not be reduced without shareholder approval. The following table illustrates Options outstanding as of December 31, 2009:

		Percentage of
	Number of	Outstanding
As at December 31, 2009	Options/Shares	Shares
Options already granted and outstanding	7,337,493	4.4

Options available to grant	1,493,561	0.9

Shares issued following exercise of options	6,247,588	3.7

Options granted during 2009	766,200	0.5

Since the inception of the stock option plan in October 2001, a total of 15,078,642 Shares have been made available for issuance under MSOIP from which 6,247,588 Shares have been issued through the exercise of Options. No financial assistance is provided to Option holders to facilitate the purchase of Shares under the MSOIP. In addition, CP has a policy that prohibits employees from forward selling Shares that may be delivered upon the future exercise of Options under MSOIP or otherwise monetizing Options granted under the MSOIP other than through exercising the Option and selling the Shares in a public venue. CP prohibits option re-pricing without shareholder approval.

An Option will expire before its normal expiry date if: (a) an Option holder resigns from his or her employment, in which case the Option will expire in 30 days; (b) an Option holder’s employment is terminated without cause, in which case the Option will expire in six months; (c) an Option holder’s employment is terminated for cause, including where an Option holder resigns after being requested to do so as an alternative to being terminated for cause, in which case the Option will expire immediately; (d) an Option holder dies, in which case the Option will expire in 12 months. An Option will continue to vest and expire on its normal expiry date if an Option holder’s employment ceases due to permanent disability or an Option holder retires upon attaining the mandatory or early retirement age established by CPRC from time to time, except that an Option granted after August 2, 2006 will expire on the earlier of its normal expiry date and five years after the Option holder retires upon attaining the mandatory or early retirement age.

If an Option will expire during a blackout period, it will be extended beyond its normal expiry date to a date 10 business days after the date on which the blackout period ends, provided that if a further blackout period is imposed prior to the end of the extension, the Option term will be further extended at the end of the additional blackout period so that the number of days during which Option holders are able to exercise the Options is extended for a total of 10 business days.

Options may be assigned only to an Option holder’s family trust, personal holding corporation, or retirement trust or a legal representative of an Option holder’s estate or a person who acquires the Option holder’s rights by bequest or inheritance.

The Board may amend the MSOIP, but no amendment may be made without required regulatory or shareholder approvals. No entitlements have been granted under the MSOIP which require ratification by shareholders.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table shows, as of December 31, 2009, compensation plans under which equity securities of the Corporation are authorized for issuance upon the exercise of Options outstanding under the MSOIP and the DSOP. The table also shows the number of Shares remaining available for issuance and includes 340,000 Shares under the DSOP although grants under this plan are currently suspended.

			Number of securities
			available for future
	Number of securities to	Weighted-average	issuance under equity
	be issued upon exercise	exercise price of	compensation plans
	of outstanding Options,	outstanding Options,	(excluding securities
	warrants and rights	warrants and rights	reflected in column (a))
Plan Category	(a) (#)	(b) ($)	(c) (#)
Equity compensation plans approved by security holders	7,451,693	49.65	1,831,361

Equity compensation plans not approved by security holders	0	0	0

Total	7,451,693	49.65	1,831,361

The material features of the equity compensation plans referred to in the above table are described in Note 26 to the Corporation’s audited consolidated financial statements for the year ended December 31, 2009, and elsewhere in this Circular.

4.	Pension

CP maintains a contributory defined benefit pension plan which enables pensions to be paid to eligible officers and employees of CP at retirement. This plan comprises a Basic Pension Plan, which is a registered pension plan under the Income Tax Act, and a Supplemental Pension, which provides retirement benefits in excess of the benefits payable from the Basic Pension Plan. Under the combined Basic and Supplemental Pension Plans, the amount of an individual’s pension is based on 2% of the average of the best five consecutive years or final 60 months of pensionable earnings multiplied by credited years of service up to a maximum of 35, inclusive of pensions under the Canada Pension Plan or Quebec Pension Plan.

Under the Basic Pension Plan, annual incentive plan awards approved by the Compensation Committee are included in the calculation of pensionable earnings for management service accrued after 2000. The best five-year average of such awards is limited to the individual’s target level at retirement. The normal retirement age under the Basic Pension Plan is 65. The pension is payable for the lifetime of the retiree and continues to the surviving spouse at rates set forth in the Basic Pension Plan. A portion of the pension is indexed at 50% of the change in the Consumer Price Index (“CPI”). This indexation increase is capped at 3% in any given year. Under the Basic Pension Plan, the pension benefit is limited to the maximum amount prescribed under the Income Tax Act. Due to these Income Tax Act maximums, the primary pension value for Executive Officers is derived from CP’s non-contributory Supplemental Pension Plan described below.

The Supplemental Pension Plan provides pension benefits in excess of the maximum permitted under the Basic Pension Plan. For Members who joined the Supplemental Plan prior to October 1, 2008, annual incentive plan awards are included in the calculation of pensionable earnings for all years of service (rather than just service after 2000 as provided for in the Basic Pension Plan described above). Members of the Basic Pension Plan and the Supplemental Pension Plan can retire with an unreduced pension when their age plus credited service equals 85 years, with a minimum age of 55, subject to employer consent. Members of the Supplemental Pension Plan may also retire with an unreduced pension at age 60 with the pension calculation based on their credited service at the time of retirement.

The Supplemental Pension Plan has provided prior deemed service benefits for executives who are hired in mid-career in order to enable the Corporation to attract and retain this target talent group. These additional benefits were subject to a five year vesting period. Effective in 2010, this provision is not available to new participants.

A defined contribution (“DC”) pension option was introduced in both the Basic Pension Plan and Supplemental Pension Plan effective January 1, 2001. Non-unionized employees were given the opportunity at that time to participate in the DC pension Option, which included the ability to switch to the Defined Benefit (“DB”) option at age 45. All newly hired non-unionized employees have the option to participate in either the DB or DC pension option.

In order to reduce long term pension volatility issues associated with the DB option, effective in 2010, a revised DC plan will replace the existing choice between the DB and DC options for all non-union new hire employees. Employees who are members of the current DC plan will have the option to transfer to the new DC plan upon its introduction.

5.	Other Compensation

ESPP

All employees have an impact on CP’s success and share ownership enhances the linkage of employees’ interests with those of shareholders. The ESPP provides a mechanism for eligible CP employees to acquire Shares through payroll deductions.

Contributions by CP and by eligible employees are used to make purchases of Shares on the open market. CP purchases and contributes one Share for every three Shares purchased by eligible employees to a maximum of six percent of the employee’s salary. Employees may contribute to the ESPP to a maximum of ten percent of their base salary. In no case will Shares be issued from treasury in connection with the ESPP. Shares contributed by CP will not vest in favour of the eligible employee until the end of the calendar quarter in which the underlying Shares purchased by the employee’s contribution have been held for a period of one year. Employees must remain participants of the ESPP at the time of vesting in order to receive the CP match.

In April 2009, employer contributions to the ESPP were suspended for the balance of the year as a cost reduction initiative and, as a result, there was a decline in employee participation in the ESPP during this period. Employer contributions were reinstated for management employees effective January 1, 2010. As of December 31, 2009, approximately 52.4% of employees are participants in the ESPP.

Perquisites

Executive Officers participate in a flexible perquisites program by choosing the perquisite package that best suits their needs. Flex perquisite dollar amounts are allocated to each participant dependent on level, and are based on the actual cost of providing financial counseling, automobile benefits, and club memberships. Flex dollars are applied towards the cost of the perquisites, and at year end, any unused flex dollars are paid out as taxable income.

Share Ownership Guidelines

CP has share ownership guidelines in place for each of its Executive Officers which are set in proportion to the Officer’s management level. The guidelines specify a level of share ownership, expressed as a multiple of the NEO’s current base salary, that the individual is required to hold as long as he or she is employed. Share ownership is calculated based on the greater of the acquisition price and the market value of the shares as of December 31, 2009.

Shares, DSUs and RSUs are included in determining an Executive Officer’s ownership level. The following table sets out the current holdings of the NEOs, using the greater of acquisition value and the closing price of CP Shares on December 31, 2009, which was $56.79 per share:

	Minimum		Total Share Ownership
	Ownership		Market value	Greater of market			Target Date For
	Requirement as a		at December 31,	and Acquisition			Share Ownership
NEO	Multiple of Salary		2009 ($)	($)	Multiple of Salary		To Be Met
F.J. Green	4	x	4,605,749	4,616,169	5.1	x	Already Met

K.B. McQuade	3	x	1,222,312	1,503,507	3.0	x	Already Met

B.M. Winter	2	x	895,104	895,104	2.7	x	Already Met

J.A. O’Hagan	2	x	504,280	511,740	1.7	x	Nov 2013

P.A. Guthrie	1	x	420,477	420,477	1.4	x	Already Met

Each Executive Officer is expected to achieve the applicable minimum level of share ownership within a five-year period. Executive Officers promoted to a higher ownership level are expected to achieve the new level within five years from the date of the promotion. In 2009, those Executive Officers who had fallen below their ownership guideline as a result of the economic downturn purchased additional shares to reduce their shortfall.

Executive Officer Clawback Provision

CP is committed to the principles of clawback provisions that permit the recovery of compensation from executive officers in cases where financial information upon which the compensation was awarded is restated. However, we also recognize the complexities associated with the design and execution of such policies. Therefore, we plan to consult with industry leaders and monitor shareholder advisory groups’ research on clawback models in Canada with a view to designing and adopting a formal clawback policy in 2010.

PERFORMANCE GRAPH

The following performance graph illustrates the cumulative total shareholder return on CPRL Shares (assuming reinvestment of dividends) compared with the cumulative total return of the S&P/TSX Composite Index from the period beginning December 31, 2004 to the period ending December 31, 2009.

	Dec 2004	Dec 2005	Dec 2006	Dec 2007	Dec 2008	Dec 2009
CPRL	100.00	119.64	152.65	161.64	104.87	148.74
S&P/TSX Composite Index	100.00	124.13	145.55	159.86	107.10	144.65

Consistent with the performance of the TSX Composite Index, CP share price showed significant recovery through 2009 as illustrated in the graph above.

As indicated in the cost of management ratio section below, compensation for CP’s NEOs declined in 2008 and declined further in 2009. Four factors contributed to the $0.2 million decline in 2009:

•	The annual incentive plan did not pay for 2008 but did pay for 2009, a $2.0 million increase from the previous year;

•	The annual pension values declined due to the salary freeze, a reduction of $1.4 million;

•	The grant value of long-term incentives declined by $0.6 million; and

•	Other Compensation was higher in 2008 by $0.2 million reflective of additional DSUs being awarded under the matching provisions of the executive DSU plan as NEOs purchased additional shares to maintain their ownership levels in a declining market.

Although there has been significant volatility in aggregate NEO compensation during the last five years, comparison of the TSR performance graph to the cost of management ratio chart below indicates a directional alignment between shareholder returns and NEO pay in most years. Compensation decreased slightly in 2009 even though there was a significant increase in shareholder value — this was largely due to a reduction in pension value due to the salary freeze taken at the beginning of the year in response to the severe economic downturn. In the year when TSR decreased (2008) total NEO pay decreased significantly.

It is important to remember that alignment will not always be perfectly matched, since most pay decisions are made at the beginning of the year while TSR performance is measured at the end of the year. In addition, changes in pension values can have a dramatic effect on total pay calculations and can be quite volatile.

COST OF MANAGEMENT RATIO

The following table shows the total aggregate NEO compensation in each year, expressed as a percentage of net income after tax. The total aggregate compensation is the sum of the annual total compensation values reported in the Summary Compensation Table.

As noted above total NEO compensation has demonstrated significant volatility, with some of the changes related to pension, and so, not directly tied to performance. In the three most recent years, aggregate NEO compensation has been a relatively consistent percentage of net income.

	2009	2008	2007	2006	2005
Total aggregate NEO compensation ($millions)(a)	10.1	10.3	13.9	9.7	13.6
Net income ($millions)(b)	612.4	607.2	946.2	796.3	543
As a percentage of net income	1.6%	1.7%	1.5%	1.2%	2.5%

Notes:

(a)	Named Executive Officers by year include:
2009 — Mr. Green, Ms. McQuade, Mr. Winter, Ms. O’Hagan, Mr. Guthrie
2008 — Mr. Green, Ms. McQuade, Ms. Szel, Mr. Winter, Mr. Guthrie
2007 — Mr. Green, Mr. Lambert, Ms. McQuade, Ms. Szel, Mr. Winter
2006 — Mr. Green, Mr. Lambert, Mr. Foot, Ms. Szel, Mr. Winter
2005 — Mr. Ritchie, Mr. Waites, Mr. Green, Mr. Foot, Ms. Szel

(b)	Net income as reported in the Annual Reports

Compensation Consultant

In discharging its mandate, the Compensation Committee engaged Towers Perrin (Towers Watson effective January 1, 2010) to provide expertise and advice on matters relating to executive compensation. This includes providing market compensation information and advice on appropriate comparator organizations, current market practice and best practices with regard to compensation philosophy, pay mix, short and long-term incentive plan design, indirect compensation, contractual arrangements, and regulatory requirements including disclosure of executive compensation. This information and advice is used by the Compensation Committee in connection with the development and oversight of compensation policies and programs. The decisions made by the Compensation Committee are its responsibility and may reflect factors and considerations other than the information and recommendations provided by Towers Perrin.

The Compensation Committee has a formal mandate that outlines Towers Perrin’s role and terms of reference as the independent advisor to the Compensation Committee. In 2009, the Compensation Committee performed its annual assessment of the advisor’s independence and confirmed that its advisor is independent. The advisor has a clear reporting relationship to the Compensation Committee, has regular meetings with the Committee without management present and all executive compensation consulting work is commissioned by, reported to and managed by the Chair of the Compensation Committee. In addition, the advisor has provided written confirmation that Towers Perrin has well established safeguards to maintain the independence of its executive compensation advisor which include compensation protocols, internal reporting relationships and formal policies to prevent any potential conflict of interest.

Since Towers Perrin also provides actuarial, pension and benefit services to the Corporation, the Compensation Committee applies a financial independence test and considers the advisor independent if the fees earned by Towers Perrin from the Corporation do not exceed 1% of Towers Perrin’s annual revenue. In 2009, Towers Perrin earned $188,186 in fees for executive compensation services and $1,579,670 for actuarial and benefits services. The total fees represent less than 0.2% of Towers Perrin’s total revenue.

NEO COMPENSATION FOR 2009

CEO Compensation

Mr. Frederic J. Green, CEO

With the exception of 2009, the Compensation Committee annually commissions a review of target and actual compensation paid to chief executive officers of the Comparator Group in order to assess the competitiveness of the CEO’s compensation. The Compensation Committee undertakes the following process to evaluate the CEO’s individual contribution to CP’s performance. At the beginning of the year, the CEO provides the Governance Committee members with a written self-evaluation of his performance against the prior year’s objectives and against his general accountability statement. The Chairs of the Board and the Compensation Committee lead a Governance Committee discussion to carefully assess the CEO’s performance and finalize the evaluation. Based upon the recommendation of the Compensation Committee, the total compensation of the CEO is approved by the independent directors of the Board.

At year end, the Compensation Committee works with the CEO to set his performance objectives for the following year.

Mr. Green’s base salary and annual incentive compensation are targeted at the 50th percentile of the Comparator Group, while his long term compensation is targeted at the 75th percentile (with a portion rewarding for relative performance). In the last competitive review done in 2008, Mr. Green’s total compensation was positioned at the 64th percentile of CEOs in the Comparator Group.

In addition, the Compensation Committee has had their consultant stress-test the CEO’s compensation arrangements to confirm that CEO total compensation is clearly responsive to various financial and market performance scenarios and the Corporation’s multi-year plan.

(a)	Base Salary

For 2009, Mr. Green took a voluntary 5% reduction to his salary, decreasing it from $900,000 to $855,000.

(b)	Annual Incentive Plan

Mr. Green’s target award level is 85% of base salary. Seventy-five percent of Mr. Green’s target award level, equivalent to 63.75% of his base salary is contingent upon corporate performance and 25% of Mr. Green’s target award level, equivalent to 21.25% of his base salary, is attributable to his individual performance against specific financial and non-financial objectives.

Notwithstanding the Corporation’s outstanding performance against targets, Mr. Green’s 2009 bonus payment under the corporate component of the plan was capped at 125%, as it was for all management employees.

Mr. Green’s individual performance, rated as Exceeds for 2009, resulted in a payout of 150% under the individual component of the plan.

Assessment of CEO Individual Performance

Financial targets for 2009 performance for both the CEO and the other NEOs were established early on in a very challenging year, and reflected a focus on disciplined cost management, successfully executing performance improvement initiatives and responding to fluctuating traffic volumes amid continued economic unpredictability.

The following summarizes Mr. Green’s individual performance objectives for 2009 on which 25% of his target award level is based:

Objective		Performance
Weighting	Objective	Achieved
20%	• Ensure CPR remains a leader in safety by improving record in: a) Personal injuries per 200,000 hrs b) Train accidents per million train miles	Achieves

20%	• Successfully integrate Dakota, Minnesota & Eastern/Iowa, Chicago & Eastern acquisition by December 31st	Achieves

20%	• Successfully execute Sales and Marketing restructuring and yield model, implementing management organization, processes and metrics	Exceeds

20%	• Lead specific succession planning and development for direct report positions	Exceeds

20%	• Provide overall leadership and strategy appropriate for the prevailing business environment	Outstanding

(c)	Management Long Term Incentive Plan

On February 18, 2009, Mr. Green was granted 38,100 PSU’s and 136,500 regular Options at an exercise price of $36.29 which represents the market price immediately preceding the approval of the grant. These grants had a theoretical value of $2,308,806.

(d)	Relative Weightings

The relative weightings of the various components of the 2009 design of Mr. Green’s total compensation as CEO, based on his year-end target award levels under the PIP and LTIP, are set forth in the following table:

Percentage of Total
Compensation Component	Compensation
Base Salary	20

PIP	17

LTIP	61

Pension (service and compensation costs)*	-2

All Other Compensation (including perquisites and benefits)	4

Total	100

*Pension compensatory costs were negative as a result of the CEO’s salary reduction in 2009.

OTHER NEO COMPENSATION FOR 2009

Each year, the Compensation Committee reviews the total annual compensation payable to the NEOs. The following table summarizes 2009 target award levels, expressed as a percent of salary, under the incentive plans. These target levels remained unchanged in 2009.

	Short-Term	Long-Term
Name	Incentive Target	Incentive Target
K.B. McQuade	65%	450%

B.M. Winter	45%	125%

J. A. O’Hagan	45%	125%

P.A. Guthrie	40%	100%

The following is a synopsis of each NEO’s 2009 individual objectives and their performance against them. Performance against these objectives is the basis for 25% of their annual incentive bonus.

Ms. Kathryn B. McQuade, CFO

The following summarizes Ms. McQuade’s individual performance objectives for 2009.

Objective		Performance
Weighting	Objective	Achieved
10%	• Achieve free cash flow target.	Exceeds

65%	• Design and document corporate Internal Control Framework.	Outstanding
• Evaluate and explore alternative debt/equity structures and develop multi-year strategy to strengthen balance sheet.
• Implement hedging strategy to address annual residual risk for fuel, stock-based compensation, FX and other risks as appropriate.
• Complete overall review of Pension Plan Management and performance.
• Review, evaluate and update Investor Relations strategy.
• Steward and progress specific financial initiatives to accelerate cost reduction and increase balance sheet strength.

25%	• Hire new CIO and work to develop Information Technology strategy, including DM&E integration.	Achieves
• Simplify and consolidate business processes.
• Review Finance organizational structure.

Mr. Brock M. Winter, Senior Vice-President — Operations

The following summarizes Mr. Winter’s individual performance objectives for 2009.

Objective		Performance
Weighting	Objective	Achieved
20%	• Reduce personal injury and train accident frequency.	Achieves
• Improve greenhouse gas efficiency by 1% through achieving fuel targets.

20%	• Improve overall on-time train performance.	Achieves

20%	• Compliance with Integrated Operating Plan (IOP) to improve train speed and productivity.	Outstanding

30%	• Achieve specific expense reduction targets within Operations footprint.	Outstanding

5%	• Ensure succession plans completed for senior Operations roles.	Exceeds
• Integrate DM&E into Operations.

5%	• Implement lean process improvements to yard, locomotive, car repair and road processes.	Outstanding
• Implement innovation pilots including positive train control (PTC) strategy.

Ms. Jane A. O’Hagan, Senior Vice President Strategy and Yield

The following summarizes Ms. O’Hagan’s individual performance objectives for 2009.

Objective		Performance
Weighting	Objective	Achieved
45%	• Design new Strategy and Yield organization and deliver incremental operating savings through new processes in train service planning, network and yield strategies.	Exceeds
• Deliver and sustain productivity initiatives in Car Management.

45%	• Strategic network analysis and development.	Exceeds
• Develop comprehensive yield management approach by segment and line of business.
• Develop processes, financials and recommendations focusing on reducing fixed and variable costs.
• Re-align Business Development organization to optimize and support revenue development and capture.
• Deliver value-added, comprehensive communications strategy and Olympic program and corporate sponsorships
• Support transition of the DM&E from a community, market and product design perspective.

10%	• Develop and steward succession planning and talent management processes for key roles in Strategy and Yield.	Achieves

Mr. Paul A. Guthrie, Vice-President — Law

The following summarizes Mr. Guthrie’s individual performance objectives for 2009.

Objective		Performance
Weighting	Objective	Achieved
40%	• Provision of high quality, cost effective legal services. • Leadership of legal services team, and the management and progression of key files in support of CP’s business goals.	Exceeds

40%
•   Evaluate and explore best practices in Enterprise Risk Management (ERM) and ERM governance, and establish governance framework for ERM Committee.

•   Test and validate ERM framework and process effectiveness on operational and non-operational areas.

•   Review and update key business decision policies.
Exceeds

20%	• Ensure CP’s position on key issues is appropriately advocated with Federal and Provincial governments in Canada, and in the US through the Association of American Railroads (AAR).	Achieves

The Compensation Committee reviewed with management the foregoing Compensation Discussion and Analysis. Based on that review and discussions with management, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Corporation’s 2010 Proxy Statement and Annual Report for the year ending December 31, 2009.

SUMMARY COMPENSATION TABLE

The following disclosure of executive compensation provides information on the compensation of CP’s NEOs, being the CEO, the CFO, and CP’s next three most highly compensated Executive Officers, during the years ended December 31, 2009, 2008 and 2007.

					Non-equity incentive plan
					compensation
					($)
			Share-	Option
			based	based	Annual	Long-term	Pension	All other	Total
Name and principal		Salary	awards	awards	incentive	incentive	Value	compensation	Compensation
position	Year	($)	($)(f)	($)(h)	plans	plans	($)(i)	($)(j)	($)
F.J. Green(a)	2009	855,162	1,119,946	1,188,860	1,004,063	0	(70,000)	95,827	4,193,857
President and	2008	893,750	0	2,625,790	0	0	988,000	226,829	4,734,369
Chief Executive Officer	2007	825,000	0	2,407,184	610,314		2,894,000	193,829	6,930,327

K.B. McQuade(b)	2009	478,116	906,833	963,282	462,462	0	228,000	103,270	3,141,963
Executive Vice-President and	2008	464,074	0	2,024,669	0	0	241,000	86,994	2,816,737
Chief Financial Officer	2007	263,364	2,025,000(g)	0	150,480	0	142,000	199,416	2,780,260

B.M. Winter(c)	2009	328,000	179,309	189,869	202,950	0	18,000	60,562	978,691
Senior Vice-President,	2008	323,500	0	386,911	0	0	188,000	138,125	1,036,536
Operations	2007	302,500	0	350,399	117,529	0	416,000	20,369	1,206,797

J.A. O’Hagan(d)	2009	305,000	166,081	176,805	178,425	0	46,000	54,130	926,441
Senior Vice-President	2008	258,417	0	240,233	0	0	208,000	45,346	751,966
Strategy & Yield	2007	230,000	0	199,879	96,480	0	126,000	164,230	816,589

P.A. Guthrie(e)	2009	303,000	132,277	140,225	151,500	0	57,000	52,792	836,794
Vice-President, Law	2008	299,750	0	289,914	0	0	125,000	68,710	783,374
	2007	279,750	0	249,614	102,080	0	375,000	52,510	1,058,954

Notes:

(a)	Mr. Green was appointed CEO on May 5, 2006.

(b)	Ms. McQuade was appointed COO on June 1, 2007. Her role changed on September 4, 2008, to CFO. Payments made in US dollars were converted using average rate of exchange of 1.1419 for 2009, 1.066 for 2008, and 1.0748 for 2007.

(c)	Mr. Winter was appointed Senior Vice-President, Operations on August 1, 2006.

(d)	Ms. O’Hagan was appointed Senior Vice-President Strategy and Yield on November 1, 2008.

(e)	Mr. Guthrie was appointed Vice President, Law on February 19, 2004.

(f)	Represents the fair value of the PSUs granted under the Management LTIP based on the binomial lattice model methodology for valuing long-term incentives. For 2009, the grant date fair value is $29.39, while the accounting fair value is $36.29.

The grant date fair value is calculated using Towers Perrin’s binomial long-term incentive valuation methodology which includes a discount to account for the vesting restrictions and an adjustment to reflect the payout range.

The Compensation Committee uses the binomial long-term incentive valuation methodology in making its decisions regarding long-term incentive grant levels since it is applied consistently in its consultant’s competitive market analysis.

(g)	Ms. McQuade was granted 23,712 PSUs valued at $1,012,500 and 16,819 RSUs valued at $1,012,500 upon her hire date. The PSUs will cancel in 2010 since the performance targets were not achieved.

(h)	Represents the fair value of the Options granted under the MSOIP based on the binomial lattice model methodology for valuing Options. For 2009, the grant date fair value is $8.71 for the regular Options while the accounting fair value is $16.27 for the regular Options.

The grant date fair value is calculated using Towers Perrin’s binomial option pricing methodology which is fundamentally similar to the methodology used to determine the accounting fair value; however, some of the underlying assumptions are different. For example, the binomial methodology assumes a slightly lower historical volatility, a higher risk-free rate and a longer expected Option life.

The Compensation Committee uses the binomial Option pricing methodology in making its decisions regarding long-term incentive grant levels since it is applied consistently in its consultant’s competitive market analysis.

(i)	Represents the value of the projected pension expense for the year of service credited and any other compensation-related costs including the impact of differences between actual compensation paid in the year and the actuarial assumptions used for the year.

For consistency, this value is determined using the same actuarial assumptions as used for determining the year end pension plan liabilities disclosed in the financial statements, in accordance with Canadian generally accepted accounting principles.

(j)	Represents the value of Shares purchased by CP pursuant to the matching provisions of the ESPP, the value of matching DSUs awarded under the Executive DSU Plan, tax gross-ups, and dividend equivalents accrued during each year in respect of DSUs awarded under the Executive DSU Plan, and dividend equivalents accrued during the year in respect of PSUs awarded under the Management LTIP.

The value of perquisites and other personal benefits not greater than the lesser of $50,000 or 10% of the annual salary for any NEOs are not included in this column.

For Ms. McQuade, the value also includes dividend equivalents accrued in respect to RSUs and PSUs and a tax equalization payment.

For Mr. Winter, Ms. O’Hagan and Mr. Guthrie, the amounts also include the value of company provided perquisites of which $19,491, $11,219, and $17,220 respectively, representing the value of the executive automobile benefit.

For Mr. Guthrie and Ms. O’Hagan includes the cash value of Flex Perquisites of $10,500 and $18,400.

INCENTIVE PLAN AWARDS

The following table shows all equity-based incentive plan awards outstanding as at December 31, 2009. Option-based awards were granted at the last fair market value prior to approval of the grant whereas the Share-based awards were granted based on the fair market value on the date of the award. For additional information about Option and Share-based awards, see the description of Executive DSU Plan and Long-Term Incentives in the Compensation Discussion and Analysis on page 29. (Ms. McQuade’s share based award of RSUs and PSUs are described in the Employment Contract section on page 43.)

	Option-based Awards				Share-based Awards
							Market or
							payout
							value of
	Number of			Value of		Number of	share-
	Securities			unexercised		Shares or	based
	Underlying	Option		in-the-		Units of	awards
	Unexercised	Exercise	Option	money		Stock that	that have
	Options	Price	Expiration	Options(a)		have not	not vested(a)
Name	(#)	($)	Date	($)	Vested date	vested	($)
F.J. Green	33,800	32.50	19-Feb-2014	821,002	2-Mar-2010	2,179	123,721
	35,300	42.05	21-Feb-2015	520,322	1-Oct-2011	1,020	57,928
	45,900	57.70	21-Feb-2011	0	17-Nov-2011	1,279	72,660
	54,200	57.70	21-Feb-2016	0	19-Nov-2011	1,279	72,660
	16,500	60.16	5-May-2011	0	1-Jan-2012	77	4,364
	11,700	60.16	5-May-2016	0	12-Feb-2012	763	43,319
	102,600	62.56	2-Jun-2012	0	31-Dec-2012	38,741	2,112,145
	96,200	62.56	2-Mar-2017	0
	122,100	71.69	19-May-2013	0
	76,300	71.69	19-Feb-2018	0
	136,500	36.29	18-Feb-2019	2,798,250
Total	731,100			4,139,574		45,338	2,486,797

K.B. McQuade(b)	94,200	71.69	19-May-2013	0	31-Mar-2010	24,816	1,409,312
	58,800	71.69	19-Feb-2018	0	31-May-2010	17,602	999,629
	110,600	36.29	18-Feb-2019	2,267,300	31-May-2010	2,326	143,417
					31-Dec-2012	31,369	1,710,228
Total	263,600			2,267,300		76,113	4,262,586

B.M. Winter	2,700	32.50	19-Feb-2014	65,583	17-Nov-2011	1,966	111,668
	9,900	42.05	21-Feb-2015	145,926	1-Jan-2012	33	1,868
	5,700	57.70	21-Feb-2011		1-Apr-2012	37	2,109
	8,100	57.70	21-Feb-2016	0	31-Dec-2012	6,203	338,165
	11,900	62.56	2-Jun-2012	0
	15,900	62.56	2-Mar-2017	0
	11,500	71.69	19-May-2013	0
	15,300	71.69	19-Feb-2018	0
	21,800	36.29	18-Feb-2019	446,900
Total	102,800			658,409		8,239	453,810

	Option-based Awards				Share-based Awards
							Market or
							payout
							value of
	Number of			Value of		Number of	share-
	Securities			unexercised		Shares or	based
	Underlying	Option		in-the-		Units of	awards
	Unexercised	Exercise	Option	money		Stock that	that have
	Options	Price	Expiration	Options(a)		have not	not vested(a)
Name	(#)	($)	Date	($)	Vested date	vested	($)
J.A. O’Hagan	4,600	31.45	18-Feb-2013	116,564	2-Mar-2010	97	5,489
	810	32.41	26-Aug-2012	19,748	8-Dec-2012	217	12,295
	5,300	32.50	19-Feb-2014	128,737	31-Dec-2012	5,745	313,218
	4,900	42.05	21-Feb-2015	72,226
	7,700	57.70	21-Feb-2011	0
	8,200	57.70	21-Feb-2016	0
	8,500	62.56	2-Jun-2012	0
	8,000	62.56	2-Mar-2017	0
	8,900	71.69	19-May-2013	0
	8,400	71.69	19-Feb-2018	0
	20,300	36.29	18-Feb-2019	416,150
Total	85,610			753,425		6,059	331,002

P.A Guthrie	5,200	42.05	21-Feb-2015	76,648	2-Jan-2010	17	956
	9,700	57.70	21-Feb-2011	0	1-Oct-2011	179	10,184
	7,725	57.70	21-Feb-2016	0	21-Nov-2011	180	10,194
	10,600	62.56	2-Jun-2012	0	1-Jan-2012	26	1,503
	10,000	62.56	2-Mar-2017	0	12-Feb-2012	153	8,664
	10,800	71.69	19-May-2013	0	31-Dec-2012	4,576	249,466
	10,100	71.69	19-Feb-2018	0
	16,100	36.29	18-Feb-2019	330,050
Total	80,225			406,698		5,131	280,967

Notes:

(a)	Value based on the closing Share price of December 31, 2009 of $56.79.

(b)	Ms. McQuade’s DSU value is based on the closing Share price of US$54.00 with an exchange rate of $1.1419.

INCENTIVE PLAN AWARDS — VALUE VESTED OR EARNED DURING THE YEAR

The following table shows the value from incentive plans vested or earned by NEOs under the Corporation’s long-term incentive plans and the annual incentive bonus payment in 2009.

			Non-Equity
	Option based	Share based	Incentive Plan
	Awards Value	Awards Value	Compensation -
	vested during the	vested during the	Value Earned
	year	year	During the Year
Name	($)	($)	($)

F.J. Green	0	130,778	1,004,063

K.B. McQuade	0	0	462,462

B.M. Winter	0	0	202,950

J. A. O’Hagan	0	36,306	178,425

P. A. Guthrie	0	5,246	151,500

Note:	Share-based awards, representing the value of the DSUs that vested in 2009, may be redeemed only upon termination of employment per the terms of the Executive DSU plan described on page 29.

PENSION PLAN BENEFITS

DEFINED BENEFIT PLAN TABLE

The following table shows the aggregate annual retirement benefits payable under the Basic Plan and the Supplemental Plan at year end and upon retirement at age 65, based upon the defined benefit pension provisions in effect during 2009. It also reflects the value of pension benefits earned in 2009. The Basic Plan and Supplemental Plan are described on page 31.

		Annual
		Benefits
		payable
	Number of	($)
	years			Accrued		Non	Accrued
	credited	At		obligation	Compensatory	compensatory	obligation at
	service	Year		at start of year	change(c)	change(d)	year end
Name	(#)	End(a)	At age 65(b)	($)	($)	($)	($)
F.J. Green	31.58	862,000	955,000	10,368,000	(70,000)	2,448,000	12,746,000

K.B. McQuade(e)	2.58	n/a	n/a	395,000	228,000	98,000	721,000

B.M. Winter	31.67	252,000	278,000	2,955,000	18,000	685,000	3,658,000

J.A. O’Hagan	11.42 (f)	55,000	174,000	438,000	46,000	186,000	670,000

P.A. Guthrie	23.25 (g)	161,000	242,000	1,811,000	57,000	393,000	2,261,000

Notes:

(a)	This is the annual pension earned to the end of 2009.

(b)	Assumes highest plan earnings as at December 31, 2009.

(c)	Includes the 2009 employer service cost plus changes in compensation in excess of the actuarial assumptions.

(d)	Impact of all other changes including interest on prior year’s obligations plus changes in discount rate used to measure the obligations, changes in other assumptions and experience gains or losses other than compensation related gains or losses. The negative non-compensatory changes are the result of the decrease in the accrued obligation at year end due to the increase in the discount rate used to value the year end obligation.

(e)	This member is employed under a fixed term contract that terminates prior to her reaching age 65. The figures for this executive reflect the unique nature of her employment contract.

(f)	Includes 4.25 years of deemed credited service for Ms. O’Hagan.

(g)	Includes 3.58 years of deemed credited service for Mr. Guthrie. If he works until age 65, he will have 8.58 years of deemed credited service.

DEFERRED COMPENSATION PLANS

The following table shows the number of DSUs outstanding and their value based on the closing Share price on December 31, 2009. A description of the Executive DSU Plan is found on page 29.

				Market Value
				as at
		Vested		December 31,
	Unvested DSUs	DSUs		2009
Name	(#)	(#)	Total Units	($)
F.J. Green	6,597	42,454	49,051	2,785,611

K.B. McQuade	2,326	1,199	3,525	217,378

B.M. Winter	2,036	7,006	9,042	513,487

J. A. O’Hagan	313	1,270	1,583	89,920

P. A. Guthrie	555	978	1,533	87,069

Note:	Value of vested and unvested DSUs as at December 31, 2009 based on the closing Share price of $56.79 and for Ms. McQuade US$54.00 with an average exchange rate of $1.1419.

EMPLOYMENT CONTRACTS AND TERMINATION AND CHANGE OF CONTROL BENEFITS

Employment Contracts

Similar to other CP management employees, Mr. Green, Mr. Winter, Ms. O’Hagan and Mr. Guthrie are employed at will by the Corporation and do not have employment agreements. In the event of termination without cause, they would be subject to CP’s severance policy governing severance payable for involuntary terminations of management employees. CP uses employment agreements in specific new hire situations.

Ms. McQuade

Ms. McQuade, who was hired in June 2007, has an employment agreement governing the terms and conditions of her employment. In 2009, her employment agreement was amended, extending her employment with CP until May 15, 2012. With this renewal, Ms. McQuade was granted a 10% increase in base salary, effective December 1, 2009.

In recognition of her joining CP, Ms. McQuade was granted 16,819 RSUs that time vest on May 31, 2010, and 23,712 PSUs. The PSUs would have become payable in the first quarter of 2010, however, because specific operating ratio targets were not achieved in 2009, all PSU’s were forfeited.

RSUs are eligible for dividend equivalents. In the event Ms. McQuade’s employment ceases as a result of disability, death or by termination without cause prior to May 31, 2010, Ms. McQuade or her estate will receive a pro-rated value of her RSU award. If Ms. McQuade’s employment ceases as a result of resignation or termination for cause prior to May 31, 2010, all RSUs will be forfeited.

Ms. McQuade’s employment agreement may be renewed for subsequent terms upon the mutual agreement of CP and Ms. McQuade. The agreement may be terminated earlier as follows:

(a)	by Ms. McQuade, at any time, for any reason, on the provision of one months’ written notice to CP. CP may waive notice, in whole or in part;

(b)	by CP for any reason on giving Ms. McQuade six months’ advance notice in writing or on paying her the equivalent termination pay in lieu of notice; or

(c)	by CP without any notice or pay in lieu thereof, for cause.

Ms. McQuade is also eligible to participate in the Corporation’s other compensation and benefit plans available to Executive Officers, including the PIP, LTIP, Executive DSU Plan and perquisites and other group benefits available to all employees. She is also subject to share ownership guidelines of three times salary and to the executive officer clawback provision. The agreement also includes non-competition and non-solicitation restrictions in the event her employment is terminated prior to the end of her contract.

Ms. McQuade’s employment agreement entitles her to supplemental retirement benefits which equal the incremental benefits that would have been provided under the retirement plan of the Norfolk Southern Corporation and participating subsidiary companies and the supplemental benefit plan of Norfolk Southern Corporation and participating subsidiary companies in effect at the time of her departure from Norfolk Southern, had she continued participation in those plans during her employment at CP.

Under the agreement, Ms. McQuade is also eligible for special tax equalization payments in respect of her employment income to compensate for higher tax liabilities in Canada, if any, compared to those applicable in the United States.

Change of Control Agreements

If a change of control of CP occurs, each active NEO is entitled to receive, pursuant to the terms of their Change of Control agreements, certain severance benefits. Change in control is defined as follows:

•	20% or more of the Corporation’s Shares are acquired by any Person or Persons acting jointly or in concert;

•	80% or more of the Corporation’s Shares are held by a new entity created by any transaction or series thereof;

•	All or substantially all of the assets of the Corporation are sold, assigned or transferred;

•	A majority (more than 50%) change in the Corporation’s Board of Directors; or

•	The Board adopts a resolution that a change of control has occurred.

For a three year protection period following a change of control (two years for Ms. McQuade), if an NEO is involuntarily terminated other than for cause or if the individual initiates termination for certain defined reasons such as a change in responsibilities or a material reduction in salary or benefits, a payment is triggered. Each active NEO is entitled to receive a lump sum severance payment equal to the base salary that such NEO would have earned through the end of the applicable severance period (36 months for the CEO and 24 months for the other active NEOs). Each change of control severance agreement also provides that the active NEO is entitled to certain benefits, including payments under CP’s compensation plans and the continuation of certain benefits for the duration of the severance period.

Compensation on Termination of Employment

In the event an NEO ceases to be an employee due to change of control, retirement, resignation or termination without cause, they will receive specific compensation treatment as summarized below:

Termination
without cause
	Resignation	Retirement	(Ms. McQuade only)	Change of Control
Severance	None	None	6 months’ base salary	Severance equal to the executive’s highest monthly rate of base salary payable to the executive during the 24-month period immediately preceding the termination date times the severance period (36 months for the CEO and 24 months for other NEOs)

Annual Incentive Plan Award	Forfeited	Award for current year is pro-rated to retirement date	Equal to the target award for severance period	Equal to the target award for severance period

PSUs	Forfeited	Prorated based on active service within the performance period	Prorated based on active service within the performance period	Vest immediately on target, prorated based on active service during the performance period to the effective date of the change of control

Options	30 days to exercise vested Options or before the expiry date which ever comes first; unvested awards are forfeited	Grants prior to August 2006 continue to vest as per original terms and conditions. Post August 2006 grants, will expire the earlier of 5 years after retirement date or normal expiry date	6 months to exercise vested Options and Options that will vest within that six-month period	All Options vest immediately upon change of control

Benefits	Terminate upon resignation	Post Retirement Life insurance of $50,000 and a Health Spending Account calculated based on years of company service (which is the same for all employees)	Agreement provides the executive and her dependant with continuance of coverage for health, dental and life/accident insurance benefits for the severance period or a lump sum payout equal to the present value of the cost of the coverage for the severance period	Agreement provides the executive and his/her dependant(s) with continuance of coverage for health, dental and life/accident insurance benefits for the severance period or a lump sum payout equal to the present value of the cost of the coverage for the severance period

Pension	No additional value	No additional value	Equal to the value of pension over the severance period	Benefits continue to accrue during the severance period

Termination
without cause
	Resignation	Retirement	(Ms. McQuade only)	Change of Control
Perquisites	Any unused flex perquisite dollars are forfeited	Any unused flex perquisite dollars are paid out as cash upon retirement	Payment by the Corporation for an amount equal to the expenses that would have incurred over the severance period	Payment by the Corporation for an amount equal to the expenses that would have incurred over the severance period

DSUs	Unvested DSUs are forfeited	Unvested DSUs are forfeited	Unvested DSUs are forfeited	All unvested DSUs vest immediately

The following tables summarize the estimated incremental value of termination payments for each NEO assuming each of the following termination events had occurred as of December 31, 2009. With respect to compensation upon retirement, executives receive company-paid post-retirement life insurance coverage of $50,000 and a company funded health spending account. The annual company contribution to the health spending account for all employees is calculated as $33 per year of company service.

Summary Table

		Payable on
	Payable on	Termination	Payable on
NEO	Retirement ($)	without Cause(a) ($)	Change of Control ($)
F.J. Green	Not Eligible	n/a	23,388,615

K. B. McQuade	Not Eligible	868,904	6,991,960

B.M. Winter	Not Eligible	n/a	5,433,172

J.A. O’Hagan	Not Eligible	n/a	2,038,364

P. A. Guthrie	50,627	n/a	1,996,594

Total NEOs	50,627	868,904	39,848,728

(a)	All NEOs with the exception of K.B. McQuade are subject to common law terms.

Payable on Termination without Cause

	Lump Sum			Value of
	Value of			Options	Payable on
	Additional			vesting	Termination
	Retirement	Severance	Other	within 6	without
Name	Benefits ($)	Payments ($)	Benefits ($)	months(a) ($)	Cause ($)
K.B. McQuade	158,000	419,265	9,384	282,255	868,904

Note:

(a)	Value of Options that vest within six months of termination and value of five months prorated RSUs based on the closing Share price as at December 31, 2009 of $56.79 and US$54.00.

Payable on Change of Control

				Value of
	Additional			early vesting	Payable on
	Retirement	Severance		of Options &	Change of
Name	Benefits(a) ($)	Payments(b) ($)	Other Benefits(c) ($)	equity bases awards(d) ($)	Control(e) ($)
F.J. Green	15,035,000	4,995,000	185,714	3,172,901	23,388,615

K.B. McQuade	718,000	1,677,060	111,837	4,485,064	6,991,960

B.M. Winter	3,807,000	951,200	112,427	562,544	5,433,171

J.A. O’Hagan	535,000	959,900	109,530	433,934	2,038,364

P.A. Guthrie	952,000	848,400	113,039	83,155	1,996,594

Total NEOs	21,047,000	9,431,560	632,547	8,737,598	39,848,728

Notes:

(a)	The significant pension values for Mr. Green and Mr. Winter are largely the result of reaching their unreduced retirement date during the Severance period and the increase in final average earnings over the Severance period due to recent promotions. Once their unreduced retirement date is reached, their additional pension values reduce considerably.

(b)	Severance period equals 24 months for all NEOs except 36 months for the CEO. Severance payment includes bonus at target for the severance period.

(c)	Includes the cost of group benefits and perquisites for the severance period, and value of accelerated vesting of ESPP shares.

(d)	Value of all unvested Options and unvested DSUs as at December 31, 2009 based on the closing Share price of $56.79 and US$54.00 with an average exchange rate of $1.1419.

(e)	Costs relating to relocation and legal fees provided by the Change of Control Agreement are not included in the total amounts payable.

(f)	PSUs and RSUs value prorated to December 31, 2009.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at December 31, 2009, there was no indebtedness outstanding by, or any guarantees, support agreements, letters of credit or other similar arrangements provided by CP to any of the directors or Executive Officers or any of their associates.

OTHER INFORMATION

Directors’ and Officers’ Liability Insurance

CPRL carries on its own behalf, and on behalf of its subsidiaries, a Directors’ and Officers’ liability insurance policy. This policy has an annual aggregate coverage limit of US$125,000,000 with an additional US$75,000,000 in Side A Difference in Conditions excess coverage. This additional Side A coverage provides an extra US$75,000,000 in dedicated limit specifically to the Directors and Officers where the coverage itself is subject to minimal exclusions when compared to the rest of the US$125,000,000 program. The overall program is subject to a zero deductible for directors and officers (applicable when CP is not legally permitted to or cannot indemnify the directors or officers), and either a US$1,000,000 or US$2,000,000 corporate deductible for all company reimbursement claims in cases where a director or officer is reimbursed by CP or a subsidiary for any loss covered by the policy. The corporate reimbursement deductibles are structured such that a US$1,000,000 deductible applies to all claims except those involving a US Securities claim; at which point the US$2,000,000 deductible will be applied. The total premium paid for the 2009 directors’ and officers’ policy program was US$1,327,450.

CORPORATE GOVERNANCE

The Corporation’s Board of Directors and management believe that good corporate governance practices are essential to the effective management of CP and to the protection of its investors, employees and other stakeholders. The Board is dedicated to maintaining the highest standards of corporate governance and to nurturing a culture of good business ethics and corporate governance throughout the organization. CP’s philosophy is that effective governance involves more than policies, procedures and protocols; it must be ingrained in the everyday business practices of all those who work for CP.

The Governance Guidelines set out the governance standards and requirements, applicable in Canada. In addition to the Governance Guidelines, CP, as a foreign private issuer under United States securities laws with securities listed on the NYSE, is also governed by the applicable rules of the NYSE Standards.

As developments in corporate governance have occurred in Canada and the United States, the Corporation has been, and continues to be, engaged in an ongoing review and updating of its governance practices to ensure that they are of the highest standard and in compliance with all applicable requirements, including:

•	Comprehensive Corporate Governance Guidelines and charters for the Board of Directors and all committees available on our website describing the significant responsibilities of the Board and its committees;

•	A strong independent Chairman of the Board and a compensation committee, audit committee, and governance/nominating committee comprised entirely of independent directors;

•	A majority voting policy for the election of directors;

•	Meetings of the independent directors in executive sessions at Board and committee meetings without management present;

•	A formal process including peer review for assessing the effectiveness and contribution of the Board, Board committees, and individual directors which is conducted by individual director interviews as well as Board discussion;

•	Adoption of a Code of Business Ethics which applies to all directors, officers, and employees with mandatory annual on-line ethics training for all officers and non-union employees;

•	Creation of a skills matrix as to what competencies and skills the Board, as a whole, should possess and a review of what competencies, skills and personal qualities the existing directors possess to ensure directors have career experience and expertise relevant to the Corporation’s business purpose, financial responsibilities and risk profile;

•	Maintenance of an evergreen list of potential director candidates for consideration as the need for new directors arise;

•	Development of a directors’ education and orientation program to ensure that the directors are conversant with the Corporation and the railway industry including site visits, orientation, education sessions and a directors’ handbook;

•	Responsibility for CEO succession planning including identifying potential succession candidates and development plans as well as ensuring that succession planning is in place for all other key executive roles;

•	Disclosure of all other directorships held by CP directors and any interlocking directorships; and

•	Adoption of executive and director compensation programs to attract and retain skilled talent, pay for performance, and align with shareholder interests.

Code of Business Ethics

The Corporation’s Code of Business Ethics (“Code”) specifically addresses, among other things, conflicts of interest, protection and proper use of corporate assets and opportunities, confidentiality of corporate information, fair dealing with third parties, compliance with laws, rules and regulations and reporting of illegal or unethical behaviour. The Code applies to all directors, officers and employees, both unionized and non-unionized, of the Corporation and its subsidiaries in Canada, the United States and elsewhere, and forms part of the terms and conditions of employment of all such individuals. All directors have signed acknowledgements that they have read, understood and agree to comply with the Code. The Corporation conducts mandatory on-line ethics training for all officers and non-union employees. As part of the on-line ethics training, officers and non-union employees are required to acknowledge that they have read, understood and agree to comply with the Code. Contractors engaged on behalf of the Corporation or its subsidiaries must undertake, as a condition of their engagement, to adhere to principles and standards of business conduct consistent with those set forth in the Code. A copy of the Code is available on SEDAR at www.sedar.com, on CP’s web site at www.cpr.ca and in print to any shareholder who requests it. All amendments to the Code, and all waivers of the Code with respect to any director or executive officer, will be posted on CP’s web site and provided in print to any shareholder who requests them.

Code of Ethics for Chief Executive Officer and Senior Financial Officers

The Corporation adopted a Code of Ethics for the CEO and Senior Financial Officers of the Corporation in 2003. This code applies to the Corporation’s CEO, the CFO and the Vice-President and Comptroller. It is available on CP’s web site at www.cpr.ca and in print to any shareholder who requests it. All amendments to the code, and all waivers of the code with respect to any of the officers covered by it, will be posted on CP’s web site and provided in print to any shareholder who requests them.

Monitoring of Ethics Codes

The Governance Committee is responsible for periodically reviewing, and if appropriate recommending changes to, the Code of Business Ethics and the Code of Ethics for the CEO and Senior Financial Officers of the Corporation, monitoring compliance with the codes, and reviewing, and if appropriate approving, waivers from compliance therefrom for Executive Officers or directors and promptly disclosing such waivers to the shareholders.

The Governance Committee has not approved any waivers of the codes for any Executive Officers or directors.

Material Interest in Transactions

If a director has a material interest in a transaction or agreement involving the Corporation they are required to disclose that interest to the CEO and the Chairman of the Board, and will not participate in any discussions or votes concerning such transactions. During 2009, no director had any material interest in a transaction with the Corporation.

Corporate Governance Principles and Guidelines

The Corporation’s Corporate Governance Principles and Guidelines were last amended in December 2008 to include discretionary term limits of between five and seven years of service as Board or Board committee Chair and to change the mandatory retirement age for directors from seventy (70) to seventy-two (72). These principles and guidelines pertain to such matters as, but are not limited to: director qualification standards and responsibilities; election of directors; access by directors to management and independent advisors; director compensation; director orientation and continuing education; management succession; and annual performance evaluations of the Board, including its committees and individual directors, and of the CEO. The Corporate Governance Principles and Guidelines are available on CP’s web site at www.cpr.ca and in print to any shareholder upon request.

Committee Terms of Reference

The Terms of Reference of each of the following committees of the Corporation are available on CP’s web site at www.cpr.ca and in print to any shareholder who requests them: the Audit Committee, the Governance Committee, the Compensation Committee, the HSS&E Committee and the Pension Committee.

Director Independence

The Corporation’s Board has adopted standards for director independence: (a) prescribed by Section 10A(m)(3) of the Exchange Act and Rule 10A-3(b)(1) promulgated thereunder and National Instrument 52-110, for members of public company audit committees; and (b) set forth in the NYSE Standards, the Canadian corporate governance standards set forth in National Instrument 58-101 and National Instrument 52-110, for members of public company Boards. These standards are set forth in Appendix 2 to this Circular. The Board also conducted a comprehensive assessment of each of its members as against these standards and determined that a majority (12 of 13) of the directors of the Corporation have no material relationship with the Corporation and are independent. The independent directors are:

J.E. Cleghorn (Chairman of the Board)
T.W. Faithfull
K.T. Hoeg
R.C. Kelly
J.P. Manley
L.J. Morgan
M. Paquin
M.E.J. Phelps
R. Phillips
D.W. Raisbeck
H.T. Richardson
M.W. Wright

Mr. F.J. Green is not independent by virtue of the fact that he is CEO of the Corporation.

Membership on Boards of Other Reporting Issuers

Several of the directors of the Corporation are also directors of other reporting issuers. A table showing those memberships is set out on page 13 of this Circular.

Executive Sessions of Non-Management Directors

The independent directors met in executive sessions without management present at the beginning and end of each meeting of the Board of Directors as well as at the beginning and end of each committee meeting.

Board Chair Independence

The Chairman of the Board, Mr. J.E. Cleghorn, is an independent director. He has served as Chairman of the Board since 2006. A position description for the Board Chair has been developed and is summarized at page 52.

Attendance of Directors at Meetings

Each director is expected to attend each meeting of the Board and the Board committees of which he or she is a member. Information relevant to the considerations of matters by the Board or Board committees at a meeting will, whenever possible, be distributed to the directors in advance of the meeting date so as to permit directors to prepare for a discussion of such matters. Directors may consider the interests of constituencies such as employees, customers, suppliers, and the public at large in determining the long and short term interests of the Corporation and its shareholders.

The attendance record of each director for all Board meetings held in 2009 is set out on page 14 of this Circular.

Ability of Shareholders to Communicate with the Board

Interested parties may communicate directly with Mr. J.E. Cleghorn, the independent Chairman of the Board of Directors, by writing to him at the following address, and all communications received at this address will be forwarded to him:

c/o Office of the Corporate Secretary
Canadian Pacific
Suite 920, 401 − 9th Avenue S.W.
Calgary, Alberta
T2P 4Z4

Shareholders and others may also contact the Board, a Board Committee, or any director by mailing correspondence in care of the Office of the Corporate Secretary at the above address. Communications by e-mail should be sent to shareholder@cpr.ca.

Non-Binding Advisory Vote on Executive Compensation

As part of the Corporation’s ongoing commitment to strong corporate governance practices, on February 25, 2010, the Board approved the adoption of a non-binding advisory vote by shareholders on executive compensation (say on pay) commencing at its annual meeting of shareholders in 2011.

Nomination of Directors

The Governance Committee, in addition to other responsibilities, identifies and recommends to the Board qualified director nominees for appointment or election at the annual meeting of shareholders consistent with criteria approved by the Board which takes into account:

(i)	what competencies and skills the Board, as a whole, should possess;

(ii)	what competencies, skills and personal and other diverse qualities the existing directors possess;

(iii)	in light of the opportunities and risks facing the Corporation, what competencies, skills and personal and other diverse qualities are required for new directors in order to add value to the Corporation; and

(iv)	the size of the Board, with a view to facilitating effective decision-making.

The requirements derived from this process are used in determining whether, and how many, new directors should be added to the Board. The Board considers a skills matrix and regularly reviews and updates an evergreen list of potential director candidates for consideration as the need for new directors arises, and will, if necessary, retain outside advisors to assist in the identification of director candidates.

The Chairman of the Board meets with candidates to discuss their interest and ability to devote sufficient time and resources to the position. Prior to nominations potential directors disclose possible conflicts of interest. The Committee conducted a successful director search in 2009, that resulted in the nomination of Mr. David Raisbeck.

The Governance Committee also considers director nominees, if any, recommended by the shareholders for election as directors. Other responsibilities of the Governance Committee are set forth in its Terms of Reference.

Director Orientation and Continuing Education of Directors

Orientation The Corporation and its Board have developed a directors’ orientation program to ensure that prospective Board candidates understand the role of the Board and Board committees as well the business of the Corporation. Prospective Board candidates are provided with substantial information about the business and operations of the Corporation and its subsidiaries, including its most recent disclosure documents. Annual Board and Board committee schedules and agendas are also provided to all prospective directors.

New directors are provided the opportunity to interact with management, particularly in those areas of activity overseen by the Committees to which the new director is appointed. As part of the Director Orientation program, new directors are provided with educational sessions which cover a general operational and commercial overview of the Corporation’s dealing with topics such as CP’s network, capacity, capital expenditures, integrated operating plan, and key customers. New directors also attend at least one meeting of a Board committee, other than the ones they are appointed to, in order to better understand the role of the various Board committees.

Continuing Education The Corporation and its Board recognize the importance of ensuring that all directors are conversant with the Corporation and the railway industry to assist in the fulfillment of their duties. This program is comprised of director site visits, director education sessions, a directors’ handbook as well as procedures in place to ensure that the Board is kept up to date with information related to the fulfillment of their duties:

(i)	Director Site Visits — directors are regularly provided with site tours of CP facilities, and on occasion, tours of CP customer facilities. In 2009, the directors had an extensive tour of the rail and port infrastructure located in the lower mainland of British Columbia, Canada.

(ii)	Director Education Sessions — directors are regularly provided with education sessions on CP and the railway industry. Management makes presentations to the Board and Committees on topical issues in preparation for key business decisions, during strategic planning meetings and in response to requests from directors. In 2009, education sessions included a discussion of United States Generally Accepted Accounting Principles and the impacts on the Corporation of transition to this accounting standard. The Board also receives regular reports and presentations on the regulatory and business environment from senior executives.

(iii)	Directors’ Handbook — the Corporate Secretary’s office prepares and regularly updates a “Directors’ and Senior Officers’ Corporate Handbook” for new and existing directors. The Handbook contains, among other items: copies of all Board and Committee terms of reference, the Corporation’s charter documents, a corporate organizational chart outlining the Corporation’s structure and subsidiaries, current lists of directors and officers, information on directors’ and officers’ liability, Corporate Governance Principles and Guidelines, Code of Business Ethics, Code of Ethics for CEO and Senior Financial Officers, and position descriptions for the Board chair, chairs of the Board committees and the CEO.

(iv)	Procedures are in place to provide the Board with timely and efficient access to information necessary to fulfill its duties including:

•	provision of detailed Board and Board committee meeting schedules and agendas in advance with ongoing review and updates

•	maintenance of a directors’ intranet site to facilitate ongoing communication of company and industry developments

•	provision of comprehensive documentation several days in advance in preparation for Board and Board committee meetings

•	provision by the Corporate Secretary’s office of regular information on conferences and seminars of interest

•	provision of reports from each Board committee on their work at previous committee meetings

Board Mandate

The Board has adopted Corporate Governance Guidelines which provide that the Board is the ultimate decision-making authority within the Corporation, except with respect to those matters, including the election of directors, that are reserved to shareholders. The Board’s Terms of Reference, which may be found at www.cpr.ca provide, among other things, that the Board is responsible for:

(i)	the stewardship of the Corporation and for monitoring the actions of, and providing overall guidance and direction to management. As the Board has plenary power, its Terms of Reference are intended not to limit the power of the Board but to assist it in the exercise of its powers and the fulfillment of its duties.

(ii)	to the extent feasible, satisfying itself as to the integrity of the CEO and other Executive Officers and that the CEO and other Executive Officers create a culture of integrity throughout the organization. The Compensation Committee establishes the CEO’s performance objectives and designs the process for evaluating the CEO’s performance. The Governance Committee conducts the performance evaluations of the CEO, in accordance with the evaluation process designed by the Compensation Committee, and reports its findings to the Compensation Committee for the purpose of enabling the Compensation Committee to recommend compensation for the CEO taking into account the results of the performance evaluations. The CEO’s annual performance objectives address all key elements of his duties and responsibilities, namely: overall leadership; strategy planning and implementation; financial performance; external relations; succession planning; and safety and environmental oversight and direction.

(iii)	adopting a strategic planning process and annually approving a strategic plan that takes into account, among other things, the opportunities and risks of the Corporation’s business. One Board meeting a year is specifically set aside for a substantial strategic planning session in which the Board reviews and discusses strategies developed by management. At this meeting, the Board reviews and approves a comprehensive strategic plan for the Corporation, which takes into account, among other things, the opportunities and risks of the business. The Corporation’s general strategies and their implementation are also discussed regularly at meetings of the Board.

(iv)	with the assistance of the Audit Committee, identifying the principal risks of the Corporation’s business and ensuring the implementation of appropriate risk assessment and risk management policies to manage these risks, and reviewing and providing guidance to management on any outcomes, findings and issues arising in connection with the risk assessment and risk management policies and processes. The Audit Committee discusses risk assessment and risk management policies and processes to be implemented for the Corporation, reviews with management and the Corporation’s internal auditors the effectiveness and efficiency of such policies and processes and their compliance with other relevant policies of the Corporation, and makes recommendations to the Board with respect to any outcomes, findings and issues arising in connection therewith. The Audit Committee also reviews management’s program to obtain appropriate insurance to mitigate risks.

(v)	developing, upon recommendation of the Compensation Committee, and monitoring a succession plan for senior officers of the Corporation, including appointing, training and monitoring senior management. The Compensation Committee reviews, reports on and, where appropriate, provides recommendations to the Board on the structure and reporting relationships of senior management of the Corporation and its major subsidiaries, succession planning for senior management positions in the Corporation, and the appointment of persons to the rank of VP and above. The succession planning activity of the Compensation Committee includes matters relating to the training and monitoring of senior management.

(vi)	developing and maintaining a disclosure and insider trading and reporting policy, which addresses how the Corporation will communicate and interact with analysts and the public. The Board of Directors has adopted, and periodically reviews and updates, a Disclosure and Insider Trading/Reporting Policy prescribing the principles and procedures governing the Corporation’s approach to the disclosure of information and insider trading and reporting. Among the matters addressed in the policy are guidelines on the Corporation’s interaction with analysts and the public and measures to avoid selective disclosure. The Board has also appointed a Disclosure Policy Committee comprised of senior financial, accounting, legal, investor relations, communications and business officers. The committee reports to the Board and is responsible for overseeing and monitoring disclosure matters and implementing additional policies and procedures, where necessary, consistent with the Disclosure and Insider Trading/Reporting Policy. The committee reviews all major disclosure documents, including the annual report, annual information form, annual and interim MD&A, management proxy circular, and all annual and interim earnings releases and financial statements, which are also approved by the Board and/or one or more of its committees, in each case before they are distributed. Under the direction of the CEO and CFO, the Disclosure Policy Committee also oversees the Corporation’s disclosure controls and procedures and the periodic evaluation thereof, and reports to the Audit Committee quarterly thereon.

(vii)	monitoring the integrity of the Corporation’s internal controls, disclosure controls and procedures and management information systems. The Board, through the Audit Committee, oversees the integrity of the internal control and management information systems of the Corporation and its subsidiaries, which are designed, monitored and periodically reviewed by the CEO, the CFO, the Comptroller, the Comptroller’s Office and the Internal Audit Department. Such systems are also examined periodically by the Corporation’s external auditors. On a quarterly basis, all senior officers are required to review the operation of the key internal controls within their respective areas of responsibility and to report any changes thereto to the Comptroller’s Office and provide written confirmations as to the operation and effectiveness of such controls. Management has, in accordance with the requirements of Section 404 of SOA, assessed the effectiveness of its internal controls over financial reporting in accordance with the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in “Internal Control — Integrated Framework” and has reported to the Audit Committee thereon. Based on this assessment management determined that the Corporation maintained effective control over financial reporting as of December 31, 2009.

(viii)	considering recommendations of the Governance Committee regarding the Corporation’s approach to governance issues and adopting corporate governance principles and guidelines for the Corporation. The Governance Committee is responsible for developing the Corporation’s approach to corporate governance issues. The Governance Committee has developed, and reviewed from time to time, Corporate Governance Principles and Guidelines for the Corporation, which the Board has approved and amended, from time to time, on the recommendation of the Governance Committee. These guidelines were last amended in December 2008 when they were revised to extend the mandatory retirement age to seventy-two and recommend term limits for Board and Committee Chairs.

(ix)	developing and periodically reviewing policies and procedures for receiving feedback from shareholders with respect to the affairs of the Corporation. The Corporation’s shareholder and investor relations personnel provide information to, and respond to inquiries from, shareholders and other stakeholders, in accordance with the parameters set forth in the Disclosure and Insider Trading/Reporting Policy and the directions of the Board, senior management and the Disclosure Policy Committee.

Position Descriptions

Written position descriptions have been developed and approved by the Board for the Chairman of the Board and the chairs of the Board committees. A written position description for the CEO has been developed and approved by the Board and the CEO.

The Chairman of the Board’s position guide provides, among other things, that the chair is responsible for:

•	establishing efficient and effective procedures to govern the Board’s operation and function and ensuring that a process is in place for assessment of the effectiveness of the Board and Board committees and the contribution of individual directors;

•	collaborating with the CEO in setting the Board’s agenda and consulting with the Board committee chairs with respect to the committee agendas;

•	ensuring that Board meetings are conducted in a manner that facilitates full participation and discussions by the Board and that the Board receives appropriate briefing materials in a timely fashion;

•	ensuring that the Board meets regularly without management and non-independent directors;

•	ensuring that the directors have access to adequate resources;

•	acting as a liaison between the Board and management;

•	presiding at meetings of the shareholders; and

•	serving as an advisor to the CEO and other members of senior management.

The committees chairs’ position guide includes responsibility for:

•	setting the agendas of the committee in collaboration with the CEO, senior management and the corporate secretary and in consultation with the Chairman of the Board;

•	ensuring that committee meetings are conducted in a manner that facilitates full participation and discussion and that the committee members receive appropriate briefing materials in a timely fashion;

•	ensuring that committee members have adequate resources and access to outside advisors at the expense of the Corporation; and

•	liaising with the CEO and senior management between committee meetings to ascertain whether committee members should be advised of developments.

The position guide of the CEO provides, among other things, that the CEO has responsibility for:

•	developing and recommending a long term strategy and an annual business plan and budget to the Board;

•	managing the Corporation’s business in accordance with the Board approved strategy, business plan and budget;

•	implementing Board approved decisions and policies;

•	identifying and managing risks and opportunities which the Corporation faces in day to day operation;

•	establishing and maintaining an ethical work environment which supports the Corporation’s vision and values and are aligned with the strategy, business plan and budget;

•	collaborating with the Chairman of the Board in setting Board agendas;

•	ensuring that the Board is informed and advised of all relevant trends and developments in the Corporation’s business;

•	ensuring that the Corporation’s policies and operations are in accordance with and fulfill government and regulatory requirements; and

•	regularly reporting to the Board with respect to Board approved policies and decisions.

Audit Committee Financial Expert

The following individuals comprise the current membership of the Audit Committee, which has been established in accordance with Section 3(a)(58)(A) of the Exchange Act and National Instrument 52-110:

Krystyna T. Hoeg
Richard C. Kelly
John P. Manley
Roger Phillips
David W. Raisbeck
Michael W. Wright

Each of the aforementioned directors has been determined by the Board to meet the audit committee financial expert criteria prescribed by the SEC and has been designated as an audit committee financial expert for the Audit Committee. The SEC requires at least one financial expert on an audit committee.

Each of the aforementioned directors has also been determined by the Board to be independent within the criteria referred to above under the subheading “Director Independence”.

Financial Literacy of Audit Committee Members

The Board has determined that all members of the Audit Committee have “accounting or related financial management expertise” within the meaning of the NYSE Standards. The Board has determined that all members of the Audit Committee are financially literate within the definition contained in, and as required by, National Instrument 52-110 and the NYSE Standards.

Service on Other Public Company Audit Committees

The Board has determined that no director who serves on more than two public company audit committees in addition to its own Audit Committee shall be eligible to serve as a member of the Audit Committee, unless the Corporation’s Board determines that such simultaneous service would not impair the ability of such member to effectively serve on the Audit Committee. For purposes of calculating the aggregate number of public company audit committees on which a director serves, each of the Corporation and its subsidiary Canadian Pacific Railway Company (“CPRC”) is counted as a separate public company.

Effective May 2010, no member of the Audit Committees of the Registrants will serve on more than two public company audit committees in addition to the Audit Committee of the Corporation. During 2009, Krystyna T. Hoeg served on two public company audit committees, in addition to the Audit Committees of the Corporation and CPRC.

The Corporation’s board has determined that the service of Ms. Hoeg on the audit committees of three public companies in addition to its own Audit Committee does not impair her ability to effectively serve on its own Audit Committee for the following reasons. Given that CPRC is a wholly-owned subsidiary of the Corporation and the latter carries on no business operations and has no assets or liabilities of more than nominal value beyond its 100% shareholding in CPRC, the workload of the Corporation’s Audit Committee and the audit committee of CPRC is essentially equivalent to the workload of one public company audit committee. In addition, Ms. Hoeg is the former chief executive officer of a large public company. As a result, she no longer has any day-to-day executive or managerial responsibilities and, in addition, brings to her role on the Audit Committee of the Corporation considerable business experience and a highly-focused and effective approach to audit-related matters. Ms. Hoeg qualifies, and has been designated as, an audit committee financial expert for the Corporation.

Pre-Approval of Audit and Non-Audit Services Provided by Independent Auditors

The Audit Committee has adopted a written policy governing the pre-approval of audit and non-audit services to be provided to CP by its independent auditors. The policy is reviewed annually and the audit and non-audit services to be provided to CP by its independent auditors, as well as the budgeted amounts for such services, are pre-approved at that time. A report of all services performed or to be performed by the independent auditors pursuant to the policy must be submitted to the Audit Committee by the Corporation’s VP and Comptroller at least quarterly. Any additional audit or non-audit services to be provided by the independent auditors either not included among the pre-approved services or exceeding the budgeted amount for such pre-approved services by more than 10% must be individually pre-approved by the Audit Committee or its Chairman, who must report all such additional pre-approvals to the Audit Committee at its next meeting following the granting thereof. The independent auditors’ annual audit services engagement terms and fees are subject to the specific pre-approval of the Audit Committee. In addition, prior to the granting of any pre-approval, the Audit Committee or its Chairman, as the case may be, must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. Compliance with this policy is monitored by CP’s Chief Internal Auditor.

Other Board Committees

In addition to the Audit Committee, the Compensation Committee and the Governance Committee, the Board has also appointed a HSS&E Committee and a Pension Committee.

All committees of the Board, with the exception of the HSS&E Committee, are comprised solely of directors who are independent.

The HSS&E Committee assists the Board in fulfilling its oversight duties with respect to safety, security, occupational health and environmental matters affecting the Corporation and its employees. Mr. F.J. Green, CEO, is a non-independent member of the Committee and the committee benefits greatly from Mr. Green’s interest and experience in health, safety, security and environmental matters.

The Pension Committee assists the Board in overseeing the management of the Corporation’s pension plans and the pension trust fund.

Assessments

Upon the recommendation of the Governance Committee the Board has developed a formal process including peer review for assessing the effectiveness and contribution of the Board, Board committees and individual directors. This formal assessment was conducted by individual director interviews as well as Board discussion:

(i)	Director Interviews — the Chairman conducts confidential, one-on-one interviews with each Board member during which each director assesses the contribution of his or her peers. The Chairman of the Board discusses each director’s peer assessment with that individual director.

(ii)	Board Responsibility and Effectiveness Discussion — An annual review led by the Chairman of the Board has been developed to discuss the performance and effectiveness of the Board and its committees in the fulfillment of responsibilities. This evaluation includes a review of the operation of the Board and its committees, the adequacy of information provided to directors, Board structures, strategic direction and process as well as communication with management.

(iii)	Review of Chairman of the Board — an annual review led by the Chair of the Governance Committee has been developed to discuss the performance of the Chairman of the Board taking into account the attributes provided in the Chairman’s position description. The results are reviewed with the Chairman of the Board.

The Governance Committee considers the results of the assessments and makes such recommendations as it deems appropriate to address any issues. The Board reviews the recommendations of the Governance Committee and takes such actions as it deems appropriate to implement the recommendations of the Governance Committee.

Comparison of Corporate Governance Practices with NYSE Standards

Any significant differences between the Corporation’s corporate governance practices and those set forth in the NYSE Standards are set forth on the Corporation’s website at www.cpr.ca under “Governance”.

CEO and CFO Certification

The certifications of the CEO and CFO of each of CPRL and CPRC required by Section 302 of the SOA and the rules promulgated by the SEC (the “302 Certifications”) thereunder have been filed with the SEC as an exhibit to the Corporation’s annual report on Form 40-F. The 302 Certifications have also been filed in fulfillment of the requirements of National Instrument 52-109.

In addition, the certifications of the CEO and CFO of each of CPRL and CPRC required by Section 906 of the SOA and the rules promulgated by the SEC thereunder have been filed with the SEC as an exhibit to the Corporation’s annual report on Form 40-F.

This disclosure statement on corporate governance, including Appendices 1 and 2, has been prepared by the Governance Committee of the Board and has been approved by the Board of Directors.

SHAREHOLDER PROPOSALS 2011

Any shareholder proposals to be included in the Circular to be issued in respect of the 2011 annual meeting of shareholders must be received by the Corporate Secretary (at the address set forth below) by December 15, 2010.

AVAILABILITY OF DOCUMENTS

Copies of the following documents are available on written request to the Office of the Corporate Secretary, Canadian Pacific, Suite 920, Gulf Canada Square, 401 – 9th Avenue S.W., Calgary, Alberta, T2P 4Z4: the 2009 Annual Information Form (which is also filed with the SEC as part of a Form 40-F), the 2009 Annual Report to Shareholders containing the comparative consolidated financial statements for the year ended December 31, 2009, together with the auditors’ report thereon and MD&A of financial condition and results of operations (which is also filed with the SEC as part of the Form 40-F), the interim financial statements for periods subsequent to December 31, 2009, and this Circular.

Copies of the aforementioned documents as well as additional information relating to the Corporation may be found on the CP web site at www.cpr.ca or on SEDAR at www.SEDAR.com.

DIRECTORS’ APPROVAL

The contents of this Circular and its distribution to each director, to each shareholder entitled to receive the Notice, and to the auditors of the Corporation have been approved by the directors of CPRL.

Karen L. Fleming
Corporate Secretary
Calgary, Alberta
March 24, 2010

APPENDIX 1

COMPARATOR GROUP

The comparator group is a criteria-based sample of all large Canadian based companies with annual revenues exceeding $1 billion as contained in our consultant’s compensation data bank. This sample may shift from year to year depending on participation in the survey.

ACE Aviation Holdings Inc.

ARC Resources Ltd.

ATCO Ltd. & Canadian Utilities Ltd.

Abitibi-Consolidated Inc.

Agrium Inc.

Alcan Inc.

AltaGas Ltd.

BCE Inc.

Bank of Montreal

Barrick Gold Corp.

Bata Limited International

Bell Aliant Regional Communications

Bombardier Aerospace

Bombardier Inc.

Boston Pizza

Cadillac Fairview Corporation Limited

CAE Inc.

CGI Group Inc.

Canadian Imperial Bank of Commerce

Canadian National Railway Co.

Canadian Natural Resources Ltd.

Canadian Oil Sands Ltd.

Canadian Tire Corporation Ltd.

Canfor Corp.

Cara Operations Ltd.

Catalyst Paper Corp.

Celestica Inc.

Cogeco Inc.

CTV Globemedia Inc.

Economical Insurance Group, The

Emera Inc.

EnCana Corporation

Enbridge Inc.

Finning International Inc.

Forzani Group Ltd.

Gaz Métropolitain Inc.

Hudson’s Bay Company

Husky Energy Inc.

Husky Injection Molding Systems Ltd.

Imperial Oil Ltd.

Inter Pipeline Fund

Irving Oil Ltd.

Kinross Gold Corporation

Ledcor Group of Companies

MDS Inc.

MTS Allstream

MacDonald Dettwiler and Associates Limited

Manulife Financial Corp.

Maple Leaf Foods Inc.

McCain Foods Limited

Methanex Corp.

NAV Canada

NOVA Chemicals Corp.

National Bank of Canada

Nexen Inc.

Pengrowth Management Ltd.

Petro-Canada

RBC Financial Group

Research in Motion Ltd.

Rogers Communications Inc.

SNC-Lavalin Group Inc.

Saputo Inc.

Scotiabank

Sears Canada Inc.

Shoppers Drug Mart

Sobeys Inc.

Sun Life Financial Services of Canada

Suncor Energy Inc.

TD Bank Financial Group

Talisman Energy Inc.

Teck Cominco Ltd.

TransAlta Corporation

TransCanada PipeLines Ltd.

WestJet Airlines Ltd.

Woodbridge Group, The

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APPENDIX 2

DIRECTOR INDEPENDENCE

A.	INDEPENDENCE STANDARDS

The following standards of director independence have been adopted by the board of directors of the Corporation:

NYSE Independence Criteria

No director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with the Corporation (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Corporation).

1.	In addition, a director is not independent if:

(i)	the director is, or has been within the last three years, an employee of the Corporation, or an immediate family member is, or has been within the last three years, an executive officer of the Corporation;

(ii)	the director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than US$100,000 in direct compensation from the Corporation, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);

(iii)	the director is or has an immediate family member who is affiliated with or employed in a professional capacity by the Corporation’s current or former internal or external auditor until three years after the end of the affiliation or employment or auditing relationship;

(iv)	the director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of the Corporation’s present executive officers at the same time serves or served on that company’s compensation committee; or

(v)	the director is an executive officer or a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the Corporation for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of US$1 million, or 2% of such other company’s consolidated gross revenues.

2.	Immediate Family Member: For the purposes of these independence standards, an “immediate family member” includes a person’s spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares such person’s home. When applying the look-back provisions, the board need not consider individuals who are no longer immediate family members as a result of legal separation or divorce, or those who have died or become incapacitated.

3.	The board will broadly consider all relevant facts and circumstances that might signal potential conflicts of interest or that might bear on the materiality of a director’s relationship to the Corporation or any of its consolidated subsidiaries. In particular, when assessing the materiality of a director’s relationship with the Corporation, the board will consider the issue not merely from the standpoint of the director, but also from that of persons or organizations with which the director has an affiliation. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, among others. However, ownership of even a significant amount of stock, by itself, is not a bar to an independence finding.

Additional Independence Standards for Audit Committee Members

In addition to the foregoing independence standards, the members of the Audit Committee must satisfy the audit committee independence requirements prescribed by Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended, and Rule 10A-3(b)(1) promulgated thereunder. In particular:

1.	each member of the Audit Committee shall be a member of the board and shall otherwise be independent; and

2.	in order to be considered to be independent for the aforementioned purposes, a member of the Audit Committee may not, other than in his or her capacity as a member of the Audit Committee, the board, or any other board committee:

•	accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the Corporation or any subsidiary thereof, provided that, unless the rules of the NYSE provide otherwise, compensatory fees do not include the receipt of fixed amounts of

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compensation under a retirement plan (including deferred compensation) for prior service with the Corporation (provided that such compensation is not contingent in any way on continued service); or

•	be an affiliated person of the Corporation or any subsidiary thereof.

Note: An “affiliated person” is someone who directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Corporation, including a significant shareholder. A person who is neither an executive officer nor a shareholder owning, directly or indirectly, more than 10% or more of any class of voting equity securities of the Corporation will not be deemed to control the Corporation.

National Instrument 58-101 and National Instrument 52-110 – Independence Standards for Directors

1.	A member of the Corporation’s board is independent if the member has no direct or indirect material relationship with the Corporation.

2.	For the purposes of item 1, a material relationship means a relationship which could, in the view of the Corporation’s board, be reasonably expected to interfere with the exercise of a member’s independent judgment.

3.	Despite item 2, the following individuals are considered to have a material relationship with the Corporation:

a)	an individual who is, or who has been within the last three years, an employee or executive officer of the Corporation;

b)	an individual whose immediate family member is, or has been within the last three years, an executive officer of the Corporation;

c)	an individual who is, a partner of, or employed by, the internal or external auditor of the Corporation, or was within the last three years a partner or employee of such auditors and personally worked on the Corporation’s audit within that time;

d)	an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual is, a partner of the issuer’s internal or external auditor, an employee of such auditors and participates in its audit, assurance or tax compliance (but not tax planning) practice, or was within the last three years a partner or employee of such auditors and personally worked on the Corporation’s audit within that time;

e)	an individual who is, or has been within the last three years, or whose immediate family member is or has been within the last three years, an executive officer of an entity if any of the Corporation’s current Executive Officers serves or served at the same time on the entity’s compensation committee; and

f)	an individual who receives, or whose immediate family member who is employed as an executive officer of the Corporation received more than $75,000 in direct compensation from the Corporation during any 12 month period within the last three years.

4.	Despite item 3, an individual will not be considered to have a material relationship with the Corporation solely because (a) he or she had a relationship identified in item 3 if that relationship ended before March 30, 2004, or (b) he or she had a relationship identified in item 3 by virtue of item 8 if that relationship ended before June 30, 2005.

5.	For the purposes of items 3(c) and 3(d), a partner does not include a fixed income partner whose interest in the firm that is the internal or external auditor is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service with that firm if the compensation is not contingent in any way on continued service.

6.	For the purpose of item 3(f), direct compensation does not include: (a) remuneration for acting as a member of a board of directors or of any board committee of the Corporation; and (b) the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Corporation if the compensation is not contingent in any way on continued service.

7.	Despite item 3, a person will not be considered to have a material relationship with the Corporation solely because the individual or his or her immediate family member:

a)	has previously acted as an interim chief executive officer of the Corporation; or

b)	acts, or has previously acted, as a chair or vice-chair of the board of directors or any board committee of the Corporation, on a part-time basis.

8.	For the purpose of the foregoing items 1 through 7, the Corporation includes a subsidiary entity of the Corporation.

9.	For the purposes of the foregoing independence determination, the term “immediate family member” means an individual’s spouse, parent, child, sibling, mother or father-in-law, son or daughter-in-law, brother or sister-in-law, and anyone (other than an employee of either the individual or the individual’s immediate family member) who shares the individual’s home.

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National Instrument 52-110 – Additional Independence Standards for Audit Committee Members

1.	In addition to the foregoing, the members of the Audit Committee are considered to have a material relationship with the Corporation if:

a)	the member has a relationship with the Corporation pursuant to which the individual accepts, directly or indirectly, any consulting, advisory or other compensatory fee from the Corporation or any subsidiary entity of the Corporation, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time chair or vice-chair of the board or any board committee; or

b)	the member is an affiliated entity of the Corporation or any of its subsidiary entities.

2.	For the purposes of the foregoing:

a)	compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Corporation if the compensation is not contingent in any way on continued service;

b)	the indirect acceptance by a person of any consulting, advisory or other compensatory fee includes acceptance of a fee by:

•	a person’s spouse, minor child or stepchild, or a child or stepchild who shares the person’s home; or

•	an entity in which such person is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the Corporation or any subsidiary entity of the Corporation.

B.	BOARD DETERMINATION OF DIRECTOR INDEPENDENCE

The board has conducted, through a combination of questionnaires, biographical reviews and discussion, a comprehensive assessment of all business and other relationships and interests of each director vis-à-vis the Corporation and its subsidiaries, as against the aforementioned standards and has determined that each director, except F.J. Green, is independent of the Corporation in accordance with the standards for independence established for all directors by the NYSE Standards, and National Instrument 58-101, and that each member of the Audit Committee, in addition, meets the additional independence standards established for audit committee members under Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended, and Rule 10A-3(b)(1) promulgated thereunder and National Instrument 52-110.

Mr. Green is not independent by virtue of the fact that he is the President and Chief Executive Officer of the Corporation.

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